82- SUBMISSIONS FACING SH



03024612

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Chevalier iTech Holdings Limited

*CURRENT ADDRESS 20/F., Chevalier Commercial Centre
8 Wang Hoi Road
Kowloon Bay, Hong Kong

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 22 2003
THOMSON FINANCIAL

FILE NO. 82- 4201 FISCAL YEAR 3/31/99

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: JM

DATE : 7/15/03

其士（商業系統）國際有限公司

（於百慕達註冊成立之有限公司）

CHEVALIER

(OA) INTERNATIONAL LIMITED

(Incorporated in Bermuda with limited liability)



目錄



財務日誌

事項	日期
中期業績公佈	一九九八年十二月二十九日
末期業績公佈	一九九九年八月三日
截止過戶日期	
中期	一九九九年一月二十五日至二十九日
末期	一九九九年九月十七日至二十三日
股東週年大會	一九九九年九月二十三日
派發股息	
中期股息每股港幣一仙	一九九九年二月三日
末期股息每股港幣三仙	一九九九年九月二十八日

財務概要

(所列帳項均為港幣)

下列為本集團截至一九九九年三月三十一日止過往五年之總資產、總負債、股本及業績概況。

	1995	1996	1997	1998	**1999**
財政項目(百萬元)					
總資產	634	487	627	603	**620**
總負債	297	232	313	195	**210**
少數股東權益	25	(10)	–	–	**–**
股東權益	312	265	314	408	**410**
股本(發行股數 — 百萬)	643	676	692	828	**828**
營業額	1,173	1,184	1,298	1,385	**1,106**
股東應佔溢利	51	64	81	45	**34**
每股計算(仙)					
盈利	8	9.7	12.2	5.9	**4.1**
股息	–	4.5	5	4	**4**
資產淨值(按帳面值)	48	39	45	49	**50**

營業額



百萬港元
1500
1250
1000
750
500
250
0
1,173
1,184
1,298
1,385
1,106
1995
1996
1997
1998
1999

股東應佔溢利



百萬港元
90
80
70
60
50
40
30
20
10
0
51
64
81
45
34
1995
1996
1997
1998
1999

股東權益



百萬港元
450
400
350
300
250
200
150
100
50
0
312
265
314
408
410
1995
1996
1997
1998
1999

執行董事

周亦卿 *(主席)*
O.B.E., Off. Crown (B),
Officier de l'Ordre National du Mérite (F),
The Order of the Sacred Treasure,
Gold Rays with Rosette (Jpn)
馮伯坤 *(董事總經理)*
郭海生
馮和順
簡嘉翰
周莉莉

非執行董事

湯學義
黃烈初

獨立非執行董事

趙世彭 J.P., D.C.L., D.Sc., B.Sc.
袁天凡

秘書

簡嘉翰

核數師

德勤 • 關黃陳方會計師行
香港執業會計師
香港中環干諾道中一一一號
永安中心二十六樓

主要往來銀行

美國大通銀行
香港上海滙豐銀行
上海商業銀行
渣打銀行

律師

齊伯禮律師行
顏施甘百慕達律師行

註冊辦事處

Cedar House, 41 Cedar Avenue,
Hamilton, HM12, Bermuda

主要營業地點

香港九龍灣
宏開道八號
其士商業中心二十二樓

主要股份過戶登記處

Butterfield Corporate Services Limited
Rosebank Centre, 14 Bermudiana Road,
Pembroke, Bermuda

香港股份過戶登記分處及過戶代理

標準證券登記有限公司
香港中環干諾道中一一一號
永安中心五樓

網址

http://www.chevalier.com

業績

自金融風暴吹襲東南亞國家後，營商環境一直處於嚴峻的環境中；因此截至一九九九年三月三十一日止，本集團營業額下降百份之二十至港幣十一億六百萬元。股東應佔溢利由港幣四千五百萬元減至港幣三千四百萬元，跌幅為百份之二十四。每股盈利由港幣五點九仙降至港幣四點一仙。

股息

董事會擬派發末期股息每股港幣三仙(一九九八年：港幣三仙)；連同已派發之中期股息每股港幣一仙(一九九八年：港幣一仙)；截至一九九九年三月三十一日止年度，共派發股息每股港幣四仙(一九九八年：港幣四仙)。



周亦卿博士 O.B.E., Off. Crown (B), Officier de l'Ordre National du Mérite (F), The Order of the Sacred Treasure, Gold Rays with Rosette (Jpn)

業務回顧

過去一年，亞洲經濟危機持續影響本集團。為保持競爭力，本集團在年中實施了一連串削減成本的措施。員工數目較去年同期比較已減省超過百份之十八。

自一九九九年年初，泰國經濟表現已有明顯的復甦，貨幣已趨穩定，利率降至近十年來罕見的低點。為鞏固金融體系，其政府頒佈一系列刺激經濟政策及推行改革措施。本集團於去年慶祝泰國業務成立十週年；而其分銷東芝牌辦公室文儀器材及Lucent Technologies的電子通訊產品，年內亦得到復甦及有顯著的轉機。

業務回顧(續)

日新月異的科技、不斷更新的產品及熾烈的價格戰等均為電腦市場的特色。因此，本集團電腦部門的營業額及收益均有所下跌。為加強競爭力，本集團與供應商已取得共識，以優惠條件推出最新型號的產品以應付最新的市場需求。


薄型電腦新產品巡禮
TEBOOK COMPUTER NEW PRODUCT LA NCH

本集團之董事總經理馮伯坤先生(左)聯同東芝株式會社一個人電腦部之高級經理蜂須健二先生(右)向傳媒介紹最新推出的東芝筆記簿型電腦

由於流動電話號碼可攜服務驅使流動電話經營商的競爭更趨劇烈，以致流動電話代理的利潤回報亦相應減少。故此，電訊服務部門的業績亦受到拖累。本集團已整頓其業務，重新選定門市位置及推行多項成本控制措施。



多媒體系列之Satellite 2590


TOSHIBA

卓越表現系列之Tecra 8000


TOSHIBA

超薄輕巧系列之Portege 3110 CT

業務回顧（續）

截至一九九九年三月三十一日，本集團共經營二十二間其士店，並經營One2Free自由2專門店、和記新幹線新寵店、Hutchison Telecom Orange Shop及SmarTone EXTRA等十九間特許經營店。


EXTRA
由集團經營的特許經營店


其士店
NOKIA
3210
其士店新貌

國際互聯網絡是一項正在蓬勃發展中的媒體，可作通訊、資訊及商業用途。回顧過去一年，儘管互聯網供應商的競爭激烈，國際資訊網絡部門卻不只在用戶數目上有所增長，而收益方面亦有上升。為增加本集團網頁的瀏覽次數，本部門除舉辦了多項推廣活動，並在其他網頁建立連繫設施。


CHEVALIER
Internet
1999青少年暑期活動
check1check.com
免費電郵信箱
現正接受登記
其士傳訊網頁
Special Offer on Leased Line
Rental Service for HK Schools
電腦天地
其士（國際資訊網絡）有限公司的網頁

業務回顧(續)

該部門於去年聖誕節期間推出網上電子商業購物中心 — X' Mall，皆得到公司客戶及供應商的極佳反應。由於私人電腦的應用越來越廣泛及普遍，正好為有意發展電子商業的公司客戶提供價格相宜的服務。



去年聖誕節期間推出之網上購物網頁



其士傳訊提供之「金融先鋒」及「接收電郵」服務

雖然香港的傳訊用戶逐漸減少，但本集團其中的一位主要客戶 —— 香港特別行政區政府與本部門重新訂定一項價值港幣一千三百萬元為期兩年的合約，使本集團傳訊部門仍能維持一定的客戶數目。

董事會認為緊密及有效率的售後服務與支援是令顧客滿意的重要因素，亦為本集團了解顧客要求的途徑。年內，維修服務的收益仍能保持，並為本集團帶來穩定的經常性收入。截至一九九九年三月三十一日止，本集團已於內地及香港分別設立了四間及三間售後服務辦事處。



東芝TEC株式會社—影印及傳真機部之高級經理岡田守弘先生與本公司執行董事周莉莉小姐攝於其士商業系統產品展



TEC網絡銷售系統



東芝TF631激光傳真機



東芝DP6570數碼影印／打印機

業務回顧（續）

為使本集團的零售業務更多元化，於年度後本集團在有利的位置開設了兩間門市以拓展零售業務售賣各式各樣的家居用品及流動電話，市場反應亦令人鼓舞。名為Q-Mart的零售連鎖店擴展速度將較預期為快。


Q-Mart
位於上水之"Q-Mart"

財務評述

過往一年，本集團視乎營運資金需要而作出透支、貿易融資、包括遠期合約及外滙交易對沖等安排，但並不作投機性的外滙及衍生產品交易。現時以應付票據方式所作的貿易融資而未償還款項約為港幣六百萬元。

截至一九九九年三月三十一日，集團總信貸額為港幣一億四千三百萬元，而未動用餘額為港幣八千九百萬元。於一九九九年三月三十一日，本集團可運用之現金高達港幣二億七千九百萬元。

展望

自發生亞洲金融危機後，區內現正進入經濟調整期。香港特別行政區政府已頒佈一連串的刺激經濟措施。除實行基建發展項目外，政府亦將推展有關資訊科技的項目，如數碼港及科學園。

隨着香港特別行政區政府積極發展香港成為以知識主導及科技密集的經濟社會，本集團董事會深信創新及科技將是改善效率及生產力、增加價值及提高在營商環境競爭力之主要途徑。鑑於預期來年國際互聯網絡及電子商業的使用將大大提升，本集團將在人材及器材方面加強投資，務使其成為本集團核心業務組合內重要的一環。此項轉變，相信對股東有長遠利益。

展望(續)

為確立本公司將以資訊科技為主的業務發展，待即將召開的股東週年大會通過、百慕達公司註冊處及香港公司註冊處批准後，本公司名稱將更改為Chevalier iTech Holdings Limited 其士科技控股有限公司。


TOSHIBA
Notebook Computer
Best Buy
Corner
TOSHIBA

為配合利用資訊科技提升教育質素，本集團參與去年舉行之「香港資訊科技教育展九八」展覽。

由於整體經濟有復甦跡象，董事會相信逆境已經過去。充裕的現金及穩健的經常性收入使本集團有充份的空間擴展及鞏固其市場地位。董事會將繼續緊密地控制營運成本及存貨，精簡人手及發掘市場需求，在下一世紀爭取投資機會。

本人謹藉此對各位董事及全體員工在過去一年的忠誠及努力不懈的態度與全力以赴的工作熱忱，深表謝意。

主席
周亦卿

香港，一九九九年八月三日

主要物業表

本集團之主要物業細列如下：

地點	用途	大約樓面面積 *平方呎*	契約年期	集團所佔權益 *百份率*
泰國				
No. 540 Bamrungmuang Road, Debsirin Sub-district, Pomprab District, Bangkok Metropolis (位於曼谷市之商業大廈)	寫字樓及陳列室	21,300	永久業權	100
中華人民共和國				
廣東省廣州市東山廣場十八樓四、五、六及七室	寫字樓	7,200	中期	100
廣東省廣州市名雅苑十五樓一號室	員工宿舍	1,400	長期	100
上海金麗廣場十八樓B及F室	員工宿舍	1,800	長期	100
香港				
九龍長沙灣道八三三號億利工業中心三樓五號室	維修站	1,660	中期	100
灣仔駱克道八八號二十三樓	維修站	2,010	中期	100

董事會欣然將本公司及本集團截至一九九九年三月三十一日止年度報告書及經審核之帳目提呈列位股東省覽。

主要業務

本公司之主要業務為投資控股，而其附屬公司之主要業務為提供廣泛的話音與數據通訊設備及服務，其中包括電腦系統及設備、綜合佈線系統、電話系統、衛星通訊、互聯網絡及傳訊服務。另外，亦包括銷售及分銷流動電話手機、商業機器及其有關之售後服務。

本集團主要業務之營業額及其對本集團之特殊項目前經營溢利之貢獻細列如下：

(甲)以業務分類

	營業額 *港幣千元*	對特殊項目前經營溢利之貢獻 *港幣千元*
電腦設備	323,781	10,377
辦公室設備	202,848	7,105
電訊系統及服務	382,494	624
技術及保養服務	74,539	18,396
其他	122,488	12,472
	1,106,150	48,974
減：經營費用		4,582
		44,392

(乙)以地區分類

	營業額 *港幣千元*
香港	855,362
中華人民共和國	128,599
泰國	106,729
新加坡	10,801
其他	4,659
	1,106,150

由於各地區之溢利貢獻並無不正常性質，故並未呈列以地區分類之溢利貢獻。

業績及股息

本集團於截至一九九九年三月三十一日止年度之業績載於第24頁之綜合損益計算表內。中期股息每股港幣一仙已於一九九九年二月三日以現金支付。董事會現建議派發末期股息每股港幣三仙。

股本

股本之變動載於財務報告附註第16項內。

認購股權計劃

有關本公司之認購股權計劃詳情載於財務報告附註第16項內。年內並無行使認購股權。

儲備

儲備之變動載於財務報告附註第17項內。

固定資產

固定資產之變動載於財務報告附註第11項內。

財務概要

本集團之財務概要載於第2頁。

主要客戶及供應商

年度內，本集團之前五大供應商共佔本集團採購百份之八十，然而本集團之前五大客戶共佔本集團之銷售額不足百份之三十。最大供應商佔本集團進貨額百份之三十五。本公司各董事及其聯繫人士或任何股東(即董事會所知，其擁有本公司已發行股本百份之五或以上)並無在該五大供應商佔有任何權益。

物業

本集團之主要物業資料載於第10頁。

慈善捐款

年度內本集團之慈善及其他用途捐款共約港幣52,000元(一九九八年：港幣801,000元)。

貸款及化作成本之利息

一年內或隨時須應償還之銀行貸款及其他借款已列為流動負債。本年內並無利息化作成本。

主要附屬公司及聯營公司

有關本公司各主要附屬公司及聯營公司之資料分別載於第51頁及財務報告附註13項內。

優先承讓權

本公司細則並無優先承讓權條款，雖然根據本公司之註冊地百慕達之法例，對此並無作出任何限制。

購入、出售或贖回證券

截至一九九九年三月三十一日止年度內，本公司於香港聯合交易所有限公司(「聯交所」)購回及註銷本公司每股面值港幣0.1元之股份合共140,000股，詳情如下：

成交月份	購買股份數目	每股股價 最高價	每股股價 最低價	已付現金
		港元	*港元*	*港元*
一九九八年五月	140,000	0.38	0.38	53,200

總價格港幣53,480元自保留溢利扣除，而購回股份之面值港幣14,000元已轉撥至資本贖回儲備。

董事會認為購買本公司股份乃對本公司帶來利益，並能使其每股資產淨值及每股盈利有所增長。

除上述所披露者外，本公司或其任何附屬公司概無於截至一九九九年三月三十一日止年度內購買、出售或贖回任何本公司上市證券。

董事

年內及截至本報告日期止，在任董事如下：

執行董事

周亦卿博士　　*(主席)*
馮伯坤先生　　*(董事總經理)*
郭海生先生
馮和順先生
簡嘉翰先生
周莉莉小姐

非執行董事

湯學義先生
黃烈初先生

獨立非執行董事

趙世彭博士
袁天凡先生

根據公司細則，郭海生先生及袁天凡先生於即將召開之股東週年大會上告退，均願膺選連任。各非執行董事及獨立非執行董事之告退規定與其他各執行董事相同。

董事於合約內之利益

周亦卿博士、馮伯坤先生、郭海生先生、馮和順先生及趙世彭博士在若干合約中獲得利益，概因彼等乃其士發展國際有限公司(「其士發展」)之董事及／或持有實益權益。有關合約細節於下段「關連交易」詳盡披露。

除上文所述以外，本公司或其控股公司、附屬公司或同母系附屬公司於本年底或年度內任何時間，並無簽訂任何可使董事獲得重大利益之合約。

關連交易

按證券上市規則(「上市規則」)詮譯，本集團不時與被列作「關連人士」的其士發展進行交易。聯交所已於一九九七年四月二日同意豁免本公司有關之關連交易須嚴格遵守上市規則第十四章的要求。根據該項豁免，當每次本公司與其士發展之附屬公司按一般及日常業務簽訂的關連交易，本公司無需以報章通告及／或通函披露該等關連交易之詳情，亦無需取得獨立股東對該等交易之預先批准。該等關連交易詳情如下：

業主(其士發展之全資附屬公司)	物業(用途)	年度租金 *港元*
萬珠發展有限公司	其士商業中心的部份(寫字樓)	2,898,000
威方發展有限公司	其士貨倉大廈的部份(貨倉)	167,000
拔創有限公司	其士工程服務中心的部份(寫字樓／貨倉)	9,378,000
富特發展有限公司	富瑤小築(渡假屋)	149,000

本公司獨立非執行董事認為，截至一九九九年三月三十一日止年度內，本公司達成上述之交易為：

(i) 本公司一般及日常業務；
(ii) 以一般商業條款進行或非較獨立第三者可獲之條款優厚者；
(iii) 對本公司之股東而言均為公平及合理；及
(iv) 在有關豁免書內所述之有關金額。

董事股份及認購股權之權益

截至一九九九年三月三十一日，各董事於本公司及其聯營公司(按證券(公開權益)條例(「公開權益條例」)之定義詮譯)之股本及認購股權中所擁有之權益已根據上市公司董事進行證券交易之標準守則之規定知會本公司及聯交所，或遵照公開權益條例第二十九條之規定載於登記冊內之權益如下：

(甲)本公司權益

(i) 股份

董事	普通股股份數目		
	個人權益	公司權益	總數
周亦卿	32,000,000	497,754,666*	529,754,666
馮伯坤	2,600,000	—	2,600,000
郭海生	5,000,000	—	5,000,000
馮和順	300,000	—	300,000
簡嘉翰	100,000	—	100,000

* *周亦卿博士實益擁有其士國際集團有限公司(「其士國際」)股份543,571,227股，佔其士國際已發行股份約百份之四十八點七四。而其士國際則持有本公司股份497,754,666股，根據公開權益條例，周博士被視為擁有該等股份之實益權益，而該等股份乃重複於其士國際之權益內，請參閱下段「主要股東」。*

(ii) 認購股權

董事	授出日期	行使認購股權之期限	就認購股權支付之代價	行使認購股權時須支付之每股價格	年內已行使認購股權認購股份之數目	尚未行使認購股權可認購股份之數目
			港元	港元		
周亦卿	4/2/1998	3/9/1998–2/9/2001	1	0.3376	—	14,000,000
馮伯坤	4/2/1998	3/9/1998–2/9/2001	1	0.3376	—	13,300,000
郭海生	4/2/1998	3/9/1998–2/9/2001	1	0.3376	—	11,300,000
馮和順	4/2/1998	3/9/1998–2/9/2001	1	0.3376	—	2,300,000
簡嘉翰	4/2/1998	4/9/1998–3/9/2001	1	0.3376	—	2,300,000
周莉莉	4/2/1998	4/9/1998–3/9/2001	1	0.3376	—	5,000,000

認購股權資料載於財務報告附註16(b)項內。

董事股份及認購股權之權益(續)

(乙)聯營公司權益

(i) 股份

董事	聯營公司	普通股股份數目		
		個人權益	公司權益	總數
周亦卿	其士國際	543,571,227	–	543,571,227
	其士發展	44,583,816	235,229,813*	279,813,629
	其士新加坡控股有限公司(「其士新加坡」)	4,375,000	80,000,000*	84,375,000
	其士建築集團有限公司(「其士建築」)	41,036,489	85,377,444*	126,413,933
馮伯坤	其士國際	433,984	–	433,984
	其士發展	316,000	–	316,000
	其士建築	77,000	–	77,000
郭海生	其士國際	491,083	–	491,083
	其士發展	1,000,950	–	1,000,950
	其士建築	1,326,437	–	1,326,437
馮和順	其士發展	548,000	–	548,000
	其士建築	295,600	–	295,600
簡嘉翰	其士國際	145,200	–	145,200
趙世彭	其士發展	20,000	–	20,000
	其士建築	9,000	–	9,000

* *周亦卿博士實益擁有其士國際股份543,571,227股，佔其士國際已發行股份約百份之四十八點七四，而其士國際則持有其士發展股份235,229,813股、其士新加坡股份80,000,000股及其士建築股份85,377,444股。根據公開權益條例，周博士被視為擁有該等股份之權益，並已知會其士發展、其士新加坡及其士建築。*

董事股份及認購股權之權益(續)

(乙)聯營公司權益(續)

(ii) 認購股權

董事	聯營公司	授出日期	行使認購股權之期限	就認購股權支付之代價	行使認購股權時須支付之每股價格	年內已行使認購股權認購股份之數目	尚未行使認購股權可認購股份之數目
				港元	港元		
周亦卿	其士國際	4/2/1998	3/9/1998–2/9/2001	1	0.5376	—	18,000,000
	其士建築	4/2/1998	3/9/1998–2/9/2001	1	0.3248	—	4,400,000
馮伯坤	其士國際	4/2/1998	3/9/1998–2/9/2001	1	0.5376	—	8,000,000
郭海生	其士國際	4/2/1998	3/9/1998–2/9/2001	1	0.5376	—	10,000,000
	其士建築	4/2/1998	3/9/1998–2/9/2001	1	0.3248	—	4,000,000
馮和順	其士國際	4/2/1998	3/9/1998–2/9/2001	1	0.5376	—	2,200,000
簡嘉翰	其士國際	4/2/1998	4/9/1998–3/9/2001	1	0.5376	—	2,200,000

除上述外，截至一九九九年三月三十一日，根據公開權益條例第二十八條或第三十一條或附表第一部份之規定，本公司董事及其配偶或其未滿十八歲之子女在本公司或其任何聯營公司中之證券並無任何權益(按公開權益條例之定義)。

董事服務合約

並無任何於即將召開之股東週年大會膺選連任的董事與本公司簽訂不可在一年內不作補償(除法定賠償外)而可予以終止之服務合約。

管理服務合約

年內並無簽署有關管理及經營本公司或其任何附屬公司全部或大部份業務之主要合約。

董事簡介

執行董事

周亦卿博士，主席，現年六十四歲，彼為其士集團之創辦人，其士國際之主席兼董事總經理、其士發展、其士建築及其士新加坡之主席。彼亦為萬順昌集團有限公司及中國聯合銀行之非執行董事。他於一九九一年獲英女皇授勳O.B.E.勳銜，於一九九三年獲比利時國王頒授Officer in the Order of the Crown勳銜，於一九九六年獲法國政府頒授Officier de l'Ordre National du Mérite勳銜及於一九九八年獲日本天皇頒授The Order of the Sacred Treasure, Gold Rays with Rosette勳銜。周博士被委任為上海市政協委員及中華人民共和國香港特別行政區第一屆推選委員會之委員。另外，周博士於一九九五年獲香港理工大學頒授榮譽工商管理博士學位，並於一九九七年獲香港大學頒授榮譽法學博士學位。

馮伯坤先生，董事總經理，現年四十八歲，於一九七四年加入其士集團，彼為其士國際、其士發展及其士新加坡之董事。馮先生負責本集團之電腦系統及設備、廣泛的話音與數據通訊設備及服務等業務之供應、安裝及售後服務的策略性籌劃及管理。彼亦積極參與其士集團物業投資與項目發展運作、環境保護工程及北美之汽車業務。馮先生獲香港管理專業協會頒發管理學文憑。

郭海生先生，董事，現年四十九歲，於一九七二年加入其士集團，彼為其士國際之副董事總經理、其士發展之董事總經理、其士建築之副主席及其士新加坡之董事。彼亦為香港電梯業協會主席及國際電梯工程師協會香港一中國分會副主席，並為香港註冊升降機及自動梯工程師；彼更被委任為廣州市政協委員。郭先生對業務策略發展擁有豐富經驗，負責其士集團升降機及自動梯、樓宇建築、建築材料及供應、鋁工程、機電服務、土木工程、物業發展及投資項目等業務。

馮和順先生，董事，現年五十一歲，於一九七零年加入其士集團，彼為其士國際及其士發展之董事。馮先生參與本集團業務發展，並負責管理其士集團保險服務、財務及租賃業務之日常運作。

董事簡介（續）

執行董事（續）

簡嘉翰先生，董事及公司秘書，現年四十八歲，於一九八六年加入其士集團，彼為其士國際之董事及公司秘書、其士發展及其士建築之公司秘書。彼亦為冠華國際控股有限公司之非執行董事。簡先生負責管理其士集團會計及庫務、企業財務、公司秘書及電子數據處理等事務。他獲香港大學頒發理學學士學位，亦為英國特許公認會計師公會資深會員及香港會計師公會會員。

周莉莉小姐，董事，現年三十六歲，於一九九零年加入本集團，負責本集團業務策略發展。周小姐獲加拿大卑詩省大學學士學位。彼為周亦卿博士之千金。

非執行董事

湯學義先生，現年五十歲，於一九九七年加入董事會。彼持有中國武漢大學美國及加拿大經濟研究所經濟學博士銜。湯先生在金融、證券及投資、公司管理及資訊科技項目方面擁有逾十七年經驗。彼為中國光大科技有限公司董事。

黃烈初先生，現年四十一歲，於一九九七年加入董事會。彼持有加拿大多倫多大學文學學士銜，主修商業及經濟，並持有香港中文大學工商管理學碩士銜。彼在企業財務、投資及商業管理方面擁有逾十八年經驗。

獨立非執行董事

趙世彭博士J.P., D.C.L., D.Sc., B.Sc.，現年六十五歲，於一九九四年加入董事會。他亦為華光航業控股有限公司之副主席及中國光大控股有限公司之非執行董事。

袁天凡先生，現年四十七歲，於一九九四年加入董事會。袁先生為盈科拓展集團之副主席及香港多家上市公司之非執行董事。

退休金計劃

本公司及其若干香港附屬公司為合資格僱員提供界定供款計劃 — 其士集團僱員公積金計劃。本公司若干海外附屬公司為僱員在當地政府中央退休金計劃中注入供款。這些計劃乃由僱主及僱員兩者，分別以僱員薪金百份之五至百份之二十比率注入供款。本集團在本年度中，在該計劃內之總供款為港幣3,794,000元，其中已扣除之已沒收供款為港幣1,279,000元，並已在損益計算表扣除。於年度結算日為數港幣245,000元可用以抵減僱主之未來供款。

主要股東

於一九九九年三月三十一日，除本公司董事在上文所披露之權益外，根據載錄在公開權益條例第十六(一)條規定設置之登記冊內，本公司之主要股東如下：

名稱	普通股股份數目
其士國際	497,754,666*
Cokin Limited (“Cokin”)	165,868,000*
中國光大科技有限公司(「光大科技」)	165,868,000*

* *其士國際與光大科技分別持有百份之五十點一及四十九點九權益的Cokin實益持有497,754,666股本公司股份中的165,868,000股。Cokin與光大科技所持有的股份均指同一批股份。*

除上文披露者外，就各董事所知，概無任何人士為登記股東或享有任何權益或有權認購超過或相等於本公司發行股份百份之十。

購買股份或債券之安排

除本公司採納之認購股權計劃及授予董事之認購股權外，於本年度任何時間內，本公司或其控股公司、附屬公司或同母系附屬公司並無參與任何安排，使本公司董事透過購買本公司或其他公司之股份或債券而獲得利益。

公元二千年問題

本集團理解到令其電腦系統符合公元二千年運作規格之重要性，以確保本集團之業務不會受二千年問題所影響。

於一九九八至九九年度之中期業績報告指出，本集團已採納英國標準學會發出之公元二千年劃一規定，作為過渡公元二千年之依據。本集團已成立公元二千年專責小組，旨在找出無法過渡公元二千年之設備或系統，並採取適當行動修正問題。公元二千年專責小組乃由執行董事領導，成員包括各業務部門、後勤部門及電子數據處理部門代表。

本集團對未能適應公元二千年所需之電腦系統採取兩項應變方法：

- 根據供應商之建議提升或取替已購入之電腦硬件或軟件系統；
- 修訂或重寫集團內部所有已發展之軟件應用程式。

公元二千年問題(續)

本集團已完成處理公元二千年問題之大部份程序,大部份重要電腦資訊系統亦已升級及取替,並現已符合公元二千年規格。本集團現正製訂應變計劃,以應付千禧年過渡期間目前未能預知的問題。此外,本集團已聘請獨立顧問,對本集團的電腦系統進行測試及檢驗,以確保該批系統在公元二千年問題的範疇內並無潛在危機。董事會深信公元二千年問題對本集團業務運作不會有重大影響。

相對本集團之資產及運作規模,上述公元二千年項目之支出極為輕微。截至本報告日止,本集團仍無就公元二千年問題作出任何重大承擔。

最佳應用守則

除非執行董事及獨立非執行董事之委任並無特定期限,董事會認為本公司於本年度內均遵守上市規則附錄十四所載之最佳應用守則之指引。然而,按照本公司之公司細則,彼等須於每次之股東週年大會上輪值告退及膺選連任。

本公司已遵守上述守則第十四段之規定,成立一審核委員會,並以書面列出其職權範圍。該職權範圍清楚說明審核委員會的權力和職責。該審核委員會的主要職責為檢討及監察本公司的財務滙報程序及內部監控系統。

核數師

本年度之財務報告經由德勤•關黃陳方會計師行審核完竣,依章告退,惟願意受聘續任。

承董事會命

董事總經理
馮伯坤

香港,一九九九年八月三日

核數師報告書

Deloitte Touche Tohmatsu



Certified Public Accountants
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香港中環干諾道中111號
永安中心26樓

致 CHEVALIER (OA) INTERNATIONAL LIMITED
*(在百慕達註冊成立為有限公司)*股東

本核數師已將刊於第24頁至第51頁內根據香港公認之會計原則編製之財務報表審核完竣。

貴公司董事及核數師之責任

貴公司董事有責任編製能顯示真實而公正意見之財務報表。在編製此等財務報表時，董事必須貫徹地採用合適之會計政策。

本核數師之責任是根據審核工作之結果對該等財務報表作出獨立意見，並將此意見向股東呈報。

核數師意見之依據

本核數師乃根據香港會計師公會所頒佈之審計準則完成是次審核工作。審核工作包括以抽樣調查方式審查與財務報表內所載各數額及披露事項有關之憑證。並包括評估董事於編製該等財務報表時作出之各重大估計及判斷，及衡量究竟其所釐定之會計政策是否適合 貴公司及集團之情況，貫徹地被沿用及充份地予以披露。

本核數師計劃及進行審核工作，均以取得認為必需之資料及解釋為目標，以便能為本核數師提供充份之憑證，就該等財務報表是否存有重要之錯誤陳述，作合理之確定。於作出核數意見時，本核數師並衡量該等財務報表內所載之資料在整體上是否足夠，本核數師相信所作之核數工作已為核數意見建立合理之基礎。

核數師意見

本核數師認為上述財務報表足以真實而公正地顯示 貴公司及集團於一九九九年三月三十一日結算時之財務狀況及截至該日止年度集團之溢利及現金流動情況，並根據香港公司條例之披露規定適當編製。

德勤 • 關黃陳方會計師行
執行會計師

香港，一九九九年八月三日

綜合損益計算表

截至一九九九年三月三十一日止年度

	附註	1999 港幣千元	1998 港幣千元
營業額	4	**1,106,150**	1,384,815
經營溢利			
除特殊項目外	5	**44,392**	86,836
特殊項目	6	**(6,624)**	(30,983)
		37,768	55,853
所佔聯營公司業績		**1,773**	1,944
除稅前溢利		**39,541**	57,797
稅項	7	**5,469**	12,579
本年度溢利	8	**34,072**	45,218
股息	9	**33,123**	33,147
本年度保留溢利		**949**	12,071
每股盈利	10		
基本		**4.1仙**	5.9仙
攤薄		**不適用**	5.9仙

綜合資產負債表

一九九九年三月三十一日結算

	附註	1999 港幣千元	1998 港幣千元
固定資產	11	**55,665**	64,728
所佔聯營公司權益	13	**8,517**	7,753
流動資產淨值	14	**347,199**	337,241
		411,381	409,722
遞延稅項	15	**(1,095)**	(1,095)
少數股東權益		**(227)**	(216)
資產淨值		**410,059**	408,411
資金來源：			
股本	16	**82,808**	82,822
儲備	17	**327,251**	325,589
股東權益淨值		**410,059**	408,411

本財務報告之24頁至51頁於一九九九年八月三日經董事會通過並由以下董事代表簽署：

馮伯坤
董事

郭海生
董事

資產負債表

一九九九年三月三十一日結算

	附註	1999 港幣千元	1998 港幣千元
所佔附屬公司權益	12	**170,095**	209,821
流動資產淨值	14	**136,627**	102,515
資產淨值		**306,722**	312,336
資金來源：			
股本	16	**82,808**	82,822
儲備	17	**223,914**	229,514
股東權益淨值		**306,722**	312,336

馮伯坤
董事

郭海生
董事

綜合現金流動表

截至一九九九年三月三十一日止年度

	附註	1999 港幣千元	1998 港幣千元
經營業務之現金注入淨額	18	**101,568**	101,872
投資回報及融資費用			
已收利息		**8,417**	8,682
已付利息		**(778)**	(837)
收取聯營公司之股息		**764**	809
其他投資股息收入		**520**	122
已付股息		**(33,128)**	(28,939)
投資回報及融資費用之現金支出淨值		**(24,205)**	(20,163)
稅項			
已繳付利得稅		**(8,610)**	(18,018)
投資業務			
購入固定資產		**(6,863)**	(30,815)
出售固定資產		**177**	502
購入投資及證券		**(102,399)**	(74,941)
出售投資及證券		**109,308**	78,628
投資業務之現金注入(支出)淨額		**223**	(26,626)
融資前之現金注入淨額		**68,976**	37,065
融資	19		
發行新股		**–**	89,482
發行新股費用		**–**	(610)
購回股份		**(53)**	–
增加(償還)應付最終控股公司款項		**1,650**	(372)
融資注入之現金淨額		**1,597**	88,500
現金及等同現金項目增加		**70,573**	125,565
於年初之現金及等同現金項目		**207,941**	85,162
滙兑調整		**348**	(2,786)
於年終之現金及等同現金項目	20	**278,862**	207,941



一般資料

本公司為一間在百慕達註冊成立之豁免有限公司，其股份於香港聯合交易所有限公司上市，本公司之最終控股公司為其士國際集團有限公司，其股份亦於香港聯合交易所有限公司上市。



採用標準會計準則

本年度，本公司已採用以下香港會計師公會頒佈之新／修訂標準會計準則：

標準會計準則第五號(修訂)	每股盈利
標準會計準則第二十號	有關連人士交易
標準會計準則第二十二號	存貨
標準會計準則第二十三號	建造合約

由於採用會計準則(修訂)第五號引致每股盈利之計算基準及披露形式有所修改(參閱附註10)。為符合標準會計準則(修訂)第五號之規定，上年度每股盈利已重新計算列帳。

標準會計準則第二十號要求披露與特定有關連人士交易的詳情(見附註24)。

標準會計準則第二十二及二十三號分別規定存貨及建造合約應採用的會計處理方法。採用此標準會計準則令某些項目專稱及表達形式改變，但不會對本年度及上年度的業績有任何影響，故此，無須要調整往年帳目。



主要會計政策

以下為本集團所採納以編製本財務報告及符合香港普遍接納會計原則之主要會計政策：

(a) **帳項綜合基礎**

綜合財務報告包括本公司及其附屬公司截至每年三月三十一日之帳項並連同本集團擁有於聯營公司之權益，其表達基準詳列於下。

3 主要會計政策(續)

(a) 帳項綜合基礎(續)

期內收購或出售附屬公司及聯營公司自其有效收購日起計算或售出日止之業績已包括於本集團之綜合損益表內。

本集團內各公司之間所有重大交易及往來結餘已在綜合帳目內對銷。

(b) 商譽

商譽乃指收購附屬公司及聯營公司時,收購價大於其在收購日之公平價值(以資產淨值作基準)之差額,立刻在資本儲備帳中撇除。收購折讓乃指在收購日之公平價值(以資產淨值作基準)大於收購價之差額,於收購當年撥入儲備帳中。

(c) 附屬公司

附屬公司為本集團直接或間接持有其發行股本權益逾百份之五十,或控制過半數之投票權或控制董事局或相等之統治機構的組成之公司。該等投資在本公司帳目上均按成本值及在需要時扣除因永久性之減值而作出之撥備。

(d) 聯營公司

聯營公司乃指本集團能對其管理(包括參予財務及經營上之決策),有重大影響力之企業。

綜合損益表包括本集團在聯營公司所佔本年度自收購日起計算之業績。於綜合資產負債表中,在聯營公司之投資是按本集團應佔其資產淨值而列於帳內。本集團與其聯營公司進行交易時,未實現之損益乃按本集團於有關聯營公司所佔之權益沖銷,惟可證實已轉讓資產耗損之未實現虧損則除外。

③ 主要會計政策(續)

(e) **固定資產及折舊**

(i) *投資物業*

投資物業乃發展已完成之物業，並因具有投資價值而持有，而有關租金收入是按正常非關連基礎而訂定。該類物業乃按公開市值最少每三年由獨立測計師對其作出重估，而期間則由董事經諮詢具認可資格人士對其作出重估。估值之增加或減少乃轉入投資物業重估儲備帳，但若該儲備的總額不足以彌補虧絀，則不足之數於損益表內撇除。若過往曾將某項虧絀撥入損益表而其後出現重估盈餘，則應將此盈餘其中相等於該項曾從損益表中扣除的虧絀之數額撥回損益表。於出售重估物業時，有關投資物業重估之增值則轉入損益計算表內。

尚餘年期超過二十年的投資物業毋須按期計提折舊費用，但若租約的尚餘年期只有二十年或不足二十年，則須以當時的帳面值於租約尚餘年期內作出折舊撥備。

(ii) *其他物業*

持作固定資產的自用物業乃按重估值入帳，即重估日之公開市值減去期後之累積折舊。該類物業於帳面值與其公平市值有重大差異時，由獨立測計師或董事按公開市值作出重估。重估之增值乃轉入重估儲備，但若此增值曾從損益表中為相同資產扣除的虧絀之數額，則確認為收入。重估時產生的帳面淨值減少數額如超過重估資產的重估儲備結餘，該超出部份乃在損益表中扣除。於重估物業出售或不再使用時，有關重估之增值則轉入保留溢利。

永久業權之土地不予提取折舊撥備，租賃土地乃按其餘下之年期提取折舊撥備。非投資物業之樓宇成本乃按直線攤銷法就其估計為二十年至五十年的使用年期或其餘下之有關租賃年期，二者較短者作出折舊撥備。

③ 主要會計政策(續)

(e) 固定資產及折舊(續)

(iii) 其他固定資產

其他固定資產乃按成本值減去累積折舊列於帳內。資產成本是由購入價和任何直接使資產到達預期使用之地點和工作狀態之費用組成。資產使用後所產生之費用例如維修和保養及檢修成本通常都會在其產生時在損益表內扣除。當某費用能清楚顯示其能令該資產增加其將來之經濟效益，該費用將會被資本化作為該固定資產之附加成本。

其他固定資產之折舊則按成本值及已考慮其估計的剩餘價值，按其估計使用年期以餘額遞減法按下列比率每年撥備：

	購入時額外折舊	每年折舊
電腦設備	20%	40%
其他	20%	20%

當固定資產之帳面值低於其可收回值時，所載帳面值乃減值至其可收回值。於釐定固定資產的可收回值時，並非按預期未來現金流量之現值計算。

當資產售出或不再使用後，其成本及累積折舊會在財務報告中刪除。出售或不再使用之資產淨利潤或虧損乃由其帳面值與出售所得之差額釐定，並計算在損益表內。

(f) 待售物業

待售物業乃按成本或可變現值二者之較低值入帳。成本包括購入成本及其他直接費用。可變現值為董事根據現行市場情況作出之估值或如已訂定有約束力的出售合同，則根據協議出售價。

③ 主要會計政策(續)

(g) **存貨**

存貨指一般商品及耗用物料，一般商品乃按成本或可變現值二者之較低值入帳，而耗用物料則為成本減提取準備入賬。成本包括所有採購成本和使存貨到達當前地點所產生的其他開支，乃按加權平均法計算。可變現值乃按可預測之售價扣除銷售費用計算。

(h) **設備安裝合約**

當一項合約的成果能夠可靠地估計時，合約成本會按年度施工價值，根據結算當日合約活動的完工程度計入損益表。

當一項合約的成果不能可靠地計量時，合約成本會在產生的會計期間確認為支出。

當合約總成本很有可能會超過合約總收入時，預計的虧損會立即確認為支出。

於結算日的施工中安裝合約乃按已產生成本加上已確認溢利減已確認虧損和進度款項之淨額，就適用情況呈列於資產負債表為「就合約工程應向客戶收取的款項(作為資產)」或「就合約工程應向客戶支付的款項(作為負債)」。有關工程施工前所收之金額乃包括於資產負債表之負債中作為「預收款」。客戶尚未支付已就工程進度開出之帳單金額，乃包括於資產負債表中之「應收帳款，存出按金及預付款項」。

(i) **有價證券**

待售有價證券乃按成本或市值二者較低值入帳。

3 主要會計政策(續)

(j) 收益之確認

銷售貨品之收益乃於貨品送出後或貨品擁有權轉予客戶後入帳。收益已減除所有銷售退回及折扣。

提供服務之收益乃於提供服務完畢時入帳。預發票據收入乃包括於遞延收益中。

當一項設備安裝合約的成果能夠可靠地估計時,合約收入會根據年度施工價值,按完工百份比法確認。工程變更,索償及獎勵金乃按與客戶達成協議部份入帳。

當一項合約的成果不能可靠地計量時,只有那些已產生而且很有可能取回的合約成本,才確認為收入。

股息收益須俟股東收受股息之權利被確認時方予以入帳。

利息收益乃按時間比例入帳,並根據本金及有關之利率計算。

出售有價證券之收益乃於交易日入帳。

營業性租賃的租金及其他收益乃按平均分攤方法根據其租賃年期入帳。

出售物業收入乃於簽訂有約束力合約後確認。

(k) 營業性租賃

有關租賃合約所涉及資產之擁有權,因其所產生之主要報酬及風險由出租者所持有及承擔者,此類租賃合約乃歸納於營業性租賃項目。集團租賃資產之費用及出租予客戶之租賃收益,乃以個別租賃期以平均分攤方法列入損益表內。

③ 主要會計政策（續）

(l) **外幣換算**

本公司及其附屬公司與聯營公司，除於海外經營者外，會計記錄均以港幣記帳。本年度內外幣交易是按交易當日之實際滙率或合約交收日滙率兑換為港元。資產負債表結算日之外幣流動資產及負債概按結算日滙率申算為港元。所有外滙換算盈虧均於損益帳內結算。

綜合報告時，海外附屬公司之財務報告乃按結算日滙率申算為港元，而所產生之滙率損益均轉入外滙兑換浮動儲備帳。

(m) **税項**

税項乃根據當年業績，並對非課税項目及不獲税務寬減項目作出調整而計算。時差指在税務上計算的若干收支項目報税的期間與該等項目列入財務報表的期間不同而產生的差異。因時差影響而產生之税項，按負債法計算，乃按頗有可能產生負債或資產的部份入帳，並列於財務報表中。

④ 營業額

	1999 港幣千元	1998 港幣千元
營業額為下列之收入總數：		
銷售電腦及辦公室設備	**525,863**	644,861
電訊及傳呼服務	**382,494**	567,115
技術與保養服務	**74,539**	73,645
出售物業	**3,600**	13,600
銀行存款	**8,579**	8,728
租賃設備	**766**	1,966
租賃物業	**481**	638
投資及買賣證券	**109,828**	74,262
	1,106,150	1,384,815

⑤ 除特殊項目外之經營溢利

	1999 港幣千元	1998 港幣千元
除特殊項目外之經營溢利已扣除下列各項目：		
應於五年內全部償還之		
銀行貸款、透支及其他貸款之利息	**778**	750
固定資產折舊	**12,244**	15,112
集團董事之酬金		
袍金	**240**	240
薪金、津貼及其他福利	**1,326**	1,361
退休金之供款	**58**	54
花紅	**–**	–
核數師酬金	**1,286**	1,239
租用樓宇之營業性租賃費用	**57,555**	54,881
出售固定資產之虧損	**675**	678
外滙兑換損失	**–**	953
已包括下列項目：		
出售物業之利潤	**2,498**	9,093
淨物業租金收入	**465**	636
除物業外其他營業性租賃之淨收益	**410**	771
有價證券股息	**520**	122
外滙兑換收益	**652**	–

⑥ 特殊項目

	1999 港幣千元	1998 港幣千元
重估物業之虧絀	**(3,340)**	(4,254)
裁減員工支出	**(3,284)**	–
貨幣貶值之滙兑虧損	**–**	(26,729)
	(6,624)	(30,983)

7 稅項

	1999 港幣千元	1998 港幣千元
現時稅項		
本公司及其附屬公司		
香港	**5,205**	11,160
海外	**19**	30
遞延稅項		
本公司及其附屬公司		
香港	**–**	1,095
	5,224	12,285
現時稅項		
聯營公司		
香港	**245**	294
	5,469	12,579

香港利得稅準備乃根據本集團各公司之估計應課稅之溢利減可運用之前期虧損稅務寬減按稅率16%(一九九八年：16.5%)計算。

海外之課稅準備乃按照各公司當地之法例及估計應課稅溢利計算。

未入賬的潛在遞延稅項撥回額之詳情列於附註15內。

8 本年度溢利

本集團之本年度溢利中，計算於本公司損益表內之溢利為港幣27,562,000元(一九九八年：港幣37,823,000元)，而聯營公司本年度所保留之溢利為港幣764,000元(一九九八年：港幣841,000元)。

9 股息

	1999 港幣千元	1998 港幣千元
已派中期股息		
每股港幣1仙予828,077,558股（一九九八年：每股港幣1仙予828,217,558股）	**8,281**	8,282
擬派末期股息		
每股港幣3仙予828,077,558股（一九九八年：每股港幣3仙予828,217,558股）	**24,842**	24,847
就之前年度所派股息的額外股息	—	18
	33,123	33,147

若所有認購股權持有人於截止辦理末期股息股份過戶日期前行使其認購權認購股份，應付股息將增加約港幣1,718,000元。

10 每股盈利

每股盈利之計算乃根據本年溢利港幣34,072,000元（一九九八年：港幣45,218,000元）及普通股加權平均股數828,100,462（一九九八年：760,712,007）股計算。

由於尚未行使之認購股權之行使價高於其每股公平價值，故並未呈列攤薄後每股盈利。

一九九八年之攤薄每股盈利已根據標準會計準則第五號（修訂）重新計算如下：

	港幣千元
就計算攤薄每股盈利之溢利	45,218
就計算基本每股盈利之普通股份加權平均數目	760,712,007
潛在可攤薄普通股份之影響：	
認購股權	763,714
就計算攤薄每股盈利之普通股份加權平均數目	761,475,721

11 固定資產

	投資物業		其他物業							傢俬、裝置、辦公室設備及汽車		
	香港	中國其他地區	香港	海外		中國其他地區		發射器及	機器、工具		持作營業性	
	中期契約	中期契約	中期契約	永久業權	中期契約	長期契約	中期契約	通訊設備	及設備	公司自用	租賃用途	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
集團												
成本值或估值												
一九九八年四月一日	6,700	7,700	1,650	9,072	638	2,520	2,550	40,513	28,131	37,386	2,096	138,956
添置	–	–	–	–	–	–	–	510	2,853	3,325	175	6,863
出售	–	–	–	–	–	–	–	(134)	(774)	(1,269)	(1,522)	(3,699)
重新分類	(6,700)	–	6,700	–	–	–	–	–	–	–	–	–
重估虧損	–	(870)	(1,850)	(484)	(251)	(400)	(290)	–	–	–	–	(4,145)
匯兌調整	–	–	–	442	81	–	–	–	(5)	120	–	638
一九九九年三月三十一日	–	6,830	6,500	9,030	468	2,120	2,260	40,889	30,205	39,562	749	138,613
累積折舊												
一九九八年四月一日	–	–	–	–	–	–	–	27,708	20,802	24,255	1,463	74,228
年度折舊	–	–	170	314	126	39	55	2,702	3,223	5,063	552	12,244
售出撥回	–	–	–	–	–	–	–	(92)	(481)	(752)	(1,522)	(2,847)
售估撥回	–	–	(170)	(314)	(126)	(39)	(55)	–	–	–	–	(704)
匯兌調整	–	–	–	–	–	–	–	–	(20)	47	–	27
一九九九年三月三十一日	–	–	–	–	–	–	–	30,318	23,524	28,613	493	82,948
賬面淨值												
一九九九年三月三十一日	–	6,830	6,500	9,030	468	2,120	2,260	10,571	6,681	10,949	256	55,665
一九九八年三月三十一日	6,700	7,700	1,650	9,072	638	2,520	2,550	12,805	7,329	13,131	633	64,728

集團

於一九九九年三月三十一日，本集團固定資產之成本值及估值分析如下：

	投資物業 香港 中期契約	投資物業 中國其他地區 中期契約	其他物業 香港 中期契約	海外 永久業權	海外 中期契約	中國其他地區 長期契約	中國其他地區 中期契約	發射器及通訊設備	機器、工具及設備	公司自用	持作營業性租賃用途	合計
成本值	–	–	–	–	–	–	–	40,889	30,205	39,562	749	111,405
一九九九年專業估值	–	6,830	6,500	9,030	468	2,120	2,260	–	–	–	–	27,208
	–	6,830	6,500	9,030	468	2,120	2,260	40,889	30,205	39,562	749	138,613

附註：

(a) 投資物業乃由梁振英測量師行，專業估價人(「梁振英測量師行」)重估。

其他香港物業由簡福飴測量行，國際物業測量師及估價人重估。其他海外物業由Brooke Hillier Parker 測量師重估。其他中國地區物業由梁振英測量師行重估。如該類物業按成本減除累積折舊入帳，於一九九九年三月三十一日之所載帳面淨值為港幣28,117,000元(一九九八年：港幣18,494,000元)。

所有物業均由上述獨立專業估價人於一九九九年三月三十一日按公開市場基準予以重估。

為數港幣870,000元(一九九八年：港幣3,066,000元)及港幣2,470,000元(一九九八年：港幣1,188,000元)之投資物業及其他物業重估虧絀已在損益計算表中扣除。

(b) 投資物業之年度租金收益為港幣268,000元(一九九八年：港幣146,000元)

12 所佔附屬公司權益

	公司	
	1999	1998
	港幣千元	港幣千元
無牌價股份成本價減撥備	**104,661**	106,258
應收附屬公司款項減撥備	**160,060**	208,009
應付附屬公司款項	**(94,626)**	(104,446)
	170,095	209,821

有關本集團各主要附屬公司之資料，請參閱第51頁。

根據各董事之意見，若將所有附屬公司之資料完全列出，乃過於冗長。故所載之附屬公司之資料，乃對本集團業績及資產有重大影響之公司。

13 所佔聯營公司權益

	集團	
	1999	1998
	港幣千元	港幣千元
應佔資產淨值	**8,517**	7,753

上述聯營公司之所載值，乃本集團持有聯合文儀有限公司百份之四十一權益。此聯營公司乃於香港註冊成立之私人有限公司，其主要業務為辦公室設備貿易。

14 流動資產淨值

	集團 1999 港幣千元	集團 1998 港幣千元	公司 1999 港幣千元	公司 1998 港幣千元
流動資產				
存貨（附註a）	**85,226**	129,201	**–**	–
待售物業（附註b）	**1,135**	2,182	**–**	–
預付稅項	**3,640**	–	**343**	225
應收帳款、存出按金及預付款項	**181,720**	177,776	**1,107**	986
有牌價證券（附註c）				
– 香港	**3,138**	13,002	**–**	–
– 海外	**2,089**	1,393	**–**	–
現金及銀行存款	**279,087**	207,941	**168,586**	130,004
	556,035	531,495	**170,036**	131,215
流動負債				
擬派末期股息	**24,842**	24,847	**24,842**	24,847
課稅準備	**1,289**	1,034	**–**	–
應付最終控股公司款項	**3,199**	1,549	**3,199**	1,549
就合約工程應向客戶支付的款項（附註d）	**1,490**	526	**–**	–
應付票據及提貨擔保	**5,655**	2,385	**–**	–
應付款項，存入按金及應付費用	**135,790**	127,309	**5,368**	2,304
遞延收入	**36,346**	36,604	**–**	–
無抵押短期銀行貸款及透支	**225**	–	**–**	–
	208,836	194,254	**33,409**	28,700
	347,199	337,241	**136,627**	102,515

14 流動資產淨值(續)

附註：

(a) 存貨

	集團	
	1999	1998
	港幣千元	港幣千元
待售存貨	**78,454**	119,456
耗用物料	**6,772**	9,745
	85,226	129,201

於本年度確認為費用之存貨成本為港幣629,976,000元(一九九八年：港幣850,958,000元)。以上列示之存貨包括待售存貨港幣8,631,000元(一九九八年：港幣4,113,000元)乃其可變現值。

(b) 待售物業

於本年度出售之物業，其成本為港幣1,047,000元(一九九八年：港幣4,330,000元)。所有待售物業皆以成本值入帳。

(c) 有牌價證券

	集團	
	1999	1998
	港幣千元	港幣千元
有牌價證券市值		
一香港	**3,138**	13,039
一海外	**2,453**	1,393

(d) 就合約工程應向客戶支付的款項

	集團	
	1999	1998
	港幣千元	港幣千元
於結算日之施工中合約：		
已產生的合約成本	**2,958**	284
已確認利潤減虧損	**292**	9
	3,250	293
進度款	**(4,740)**	(819)
包括於流動負債中之應付客戶款項	**(1,490)**	(526)

於一九九九年三月三十一日，客戶所持之保留款為港幣207,000元(一九九八年：港幣7,000元)，而同時並未就合約工程收取客戶預付款。

15 遞延稅項

	1999 港幣千元	1998 港幣千元
年初及年終結餘	**1,095**	1,095

就超出已計入損益表的折舊費之折舊免稅額部份已提取遞延稅項準備。

在結算當日，本綜合財政報告並無計入的潛在遞延稅項資產，其主要項目為如下：

	1999 港幣千元	1998 港幣千元
超出折舊免稅額的折舊費	**2,932**	2,806
未徵用的稅項損失	**44,013**	41,922
其他時差	**560**	516
	47,505	45,244
稅率由16.5%改為16%的影響	**–**	(1,240)
	47,505	44,004

本年度未予提取準備的遞延稅項(支出)撥回額為如下：

	1999 港幣千元	1998 港幣千元
時差所引致稅項上的影響：		
超出折舊免稅額的折舊費	**214**	1,576
未徵用的稅項損失	**3,242**	(6,406)
其他時差	**45**	(86)
	3,501	(4,916)
稅率由16.5%改為16%的影響	**–**	(1,240)
	3,501	(6,156)

15 遞延税項(續)

由於出售重估物業的盈利或虧損不會產生税務負債，故並未為重估物業的增值或虧絀作出遞延税項準備。按此，重估物業並不會構成税務上的時差。

本公司並無重大之提取或未予提取遞延税項。

於一九九九年三月三十一日，海外附屬公司未利用之税項損失引致的潛在遞延税項資產，其税項豁免有效期如下：

	1999 *港幣千元*	1998 *港幣千元*
2002	**8**	9
2003	**10**	11
2005	**10**	11
2006	**2**	–

16 股本

	每股面值港幣0.1元之普通股數目 *千位*	票面值 *港幣千元*
法定股本：		
上年度結存	900,000	90,000
增加	300,000	30,000
結轉下年度	1,200,000	120,000
已發行及繳足股本：		
上年度結存	828,218	82,822
回購股份	(140)	(14)
結轉下年度	828,078	82,808

16 股本(續)

附註:

(a) 法定及已發行股份

依據於一九九八年九月二十三日通過之普通議案,通過額外增設每股面值港幣0.1元之股份300,000,000股,本公司之法定股本由原來港幣90,000,000元增至港幣120,000,000元,該等股份在各方面均與本公司已發行之股份享有同等權益。

於本年度,本公司於香港聯合交易所有限公司以每股港幣0.38元購回140,000股面值港幣0.1元之股份,總代價約為港幣53,000元。該等股份之後已被註銷,註銷股份之面值已轉撥至資本贖回儲備而所支付之總代價則分別於本公司之繳入盈餘及本集團之保留溢利中扣除,各董事認為前述股份以低於每股資產淨值購回,註銷後能使已發行股份之每股資產淨值有所增加。

(b) 認購股權計劃

於一九九一年採納了一認購股權計劃,惠及本公司及各附屬公司之全職僱員,而根據此項計劃本公司之董事會可酌情邀請全職僱員(包括執行董事),認購最多不得超逾當時已發行股本百份之十,而認購價將不低於授出認購股權之日期前五個交易日本公司股份於交易所之平均收市價百份之八十與本公司股份面值兩者中之較高價格。認股權不可在認購股權計劃接納日期後不足六個月或該日期後但超過三年半行使,並於二零零一年十月六日後停止授出此等認購股權,而任何人士獲授之認購股權全部行使時,概不得使已獲發行之股份總數,超過可發行之認購股權可認購之股份總數百份之二十五。

有關授與及未獲行使之認購股權之詳情如下:

行使認購股權時須支付之每股價格	認購股權可認購股份之數目 年初未獲行使	年內授與	年內已行使	已取消	年終未獲得使
港幣0.4元	1,100,000	–	–	1,100,000	–
港幣0.3376元	40,900,000	–	–	–	40,900,000
港幣0.3376元	7,300,000	–	–	–	7,300,000
港幣0.392元	9,076,000	–	–	–	9,076,000

每位獲授與人士以港幣1元代價獲得所授與認購股權。在現時資本結構下,若行使所有未獲行使認購股權將引致本公司多發行57,276,000股每股面值港幣0.1元及注入為數約港幣19,830,000元之現金。



17 儲備

	股本溢價	資本儲備帳	資本贖回儲備帳	其他物業重估儲備帳	外滙兌換浮動儲備帳	保留溢利	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
集團							
上年度結存	234,027	171	–	526	(144)	91,009	325,589
購回股份	–	–	14	–	–	(53)	(39)
重估物業虧絀	–	–	–	(101)	–	–	(101)
申算海外附屬公司財務報告所產生之兌換虧損	–	–	–	–	853	–	853
本年度保留溢利	–	–	–	–	–	949	949
本年度結餘	234,027	171	14	425	709	91,905	327,251

於年度結算日，本集團之儲備包括集團所佔聯營公司自收購日起計算之保留溢利港幣2,367,000元（一九九八年：港幣1,603,000元）。

	股本溢價	繳入盈餘	資本贖回儲備帳	保留溢利	合計
	港幣千元	港幣千元	港幣千元	港幣千元	港幣千元
公司					
上年度結存	215,967	6,279	–	7,268	229,514
購回股份	–	(53)	14	–	(39)
年度溢利	–	–	–	27,562	27,562
股息 *(附註9)*	–	–	–	(33,123)	(33,123)
本年度結餘	215,967	6,226	14	1,707	223,914

繳入盈餘乃購入附屬公司時之總資產值與公司因認購時所發行股份之面值差額。根據百慕達一九八一年公司（修訂）法例，繳入盈餘乃可分派予股東。

於一九九九年三月三十一日，本公司可派發與股東之儲備為港幣7,933,000元（一九九八年：港幣13,547,000元）。

18 除稅前溢利與經營業務之現金注入淨額對帳表

	1999 港幣千元	1998 港幣千元
除稅前溢利	**39,541**	57,797
所佔一間聯營公司業績	**(1,773)**	(1,944)
利息收入	**(8,579)**	(8,728)
利息支出	**778**	750
有價證券之股息收入	**(520)**	(122)
	(10,094)	(10,044)
扣除利息，股息及稅項前之經營溢利	**29,447**	47,753
折舊	**12,244**	15,112
貨幣貶值之滙兌虧損	**—**	26,729
重估物業之虧絀	**3,340**	4,254
出售固定資產之虧損	**675**	678
出售一間附屬公司之虧損	**—**	14
買賣投資及證券之虧損	**2,259**	2,085
出售／註銷停止經營業務固定資產	**—**	38
待售物業之減少	**1,047**	4,330
存貨減少	**45,228**	49,613
應收同母系附屬公司款項減少	**—**	837
應收帳款、存出按金及預付款項（增加）減少	**(3,087)**	48,391
應付票據及提貨擔保增加（減少）	**3,151**	(45,925)
應付款項、存入按金及應付費用增加（減少）	**8,055**	(60,005)
就合約工程應向客戶支付款項增加	**964**	283
遞延收入（減少）增加	**(258)**	8,367
滙兌調整	**(1,497)**	(682)
	72,121	54,119
經營業務之現金注入淨額	**101,568**	101,872

19 本年度融資變動之分析

	股本及溢價 港幣千元	少數股東權益 港幣千元	應付最終控股公司款項 港幣千元	保留溢利 港幣千元	總額 港幣千元
本年度期初之融資結存	316,849	216	1,549	91,009	409,623
融資產生之現金淨收入(支出)	–	–	1,650	(53)	1,597
本年度保留溢利	–	–	–	949	949
購回股份	(14)	–	–	–	(14)
滙兑調整	–	11	–	–	11
本年度期終之融資結存	316,835	227	3,199	91,905	412,166

20 現金及等同現金項目結存之分析

	1999 港幣千元	1998 港幣千元
現金及銀行存款	**279,087**	207,941
銀行貸款及透支	**(225)**	–
	278,862	207,941

等同現金為可在毋須發出通知的情況下能隨時轉換為已知數額現金，並且在購入時距離期滿日不超過三個月的短期性質而且高度流通的投資，再扣除須於借入貸款起計三個月內償還的銀行貸款後所得的款項。

21 董事及高級行政人員之酬金

集團董事之酬金列於財務報告附註(5)內。

除支付予獨立非執行董事之董事袍金港幣240,000元(一九九八年：港幣240,000元)外，於過去二年，獨立非執行董事及非執行董事並無收取任何酬金。

董事酬金可按金額劃分為下列組別：

組別	人數 1999	人數 1998
港幣0 — 港幣1,000,000元	**9**	9
港幣1,000,001 — 港幣1,500,000元	**1**	1

五名最高酬金人士之中，其中一位(一九九八年：一位)為董事，其酬金乃披露於上。

其餘四名(一九九八年：四名)最高酬金人士之總酬金為如下：

	1999 港幣千元	1998 港幣千元
薪金、津貼及其他福利	**3,470**	3,335
退休金之供款	**200**	174
行使認股權之利益	**–**	246
花紅	**–**	210
	3,670	3,965

該四名(一九九八年：四名)最高酬金人士可按金額劃分為下列組別：

組別	人數 1999	人數 1998
港幣0 — 港幣1,000,000元	**3**	2
港幣1,000,001 — 港幣1,500,000元	**1**	2

22 資產抵押

本集團於結算日已將帳面淨值約共港幣8,337,000元之物業(一九九八年：港幣8,300,000元)作抵押，以取得集團一般性銀行貸款服務。

23 資本承擔及或然負債

在結算日時：

(a) 本公司有以下或然負債：

(i) 為附屬公司借取銀行信貸而作出之擔保，共港幣53,990,000元(一九九八年：港幣26,072,000元。)

(ii) 為附屬公司履約作出擔保共港幣16,500,000元(一九九八年：港幣2,000,000元)。

(b) 本集團及公司在以下分別在一年內需付之不可註銷而有關土地及樓房之營業性租約之承擔，其約滿期應於：

	集團		公司	
	1999	1998	1999	1998
	港幣千元	港幣千元	港幣千元	港幣千元
一年內	**9,130**	10,115	**–**	42
二至五年內	**22,078**	30,819	**3,051**	2,890
	31,208	40,934	**3,051**	2,932

(c) 本集團須繳付予該等在終止僱用時符合僱傭條例規定而應收取長期服務金之僱員之長期服務金約為港幣7,191,000元(一九九八年：港幣6,313,000元)。

24 有關連人士交易

按照標準會計準則第二十號，其士國際集團有限公司(「其士國際」)和其聯營公司其士發展國際有限公司(「其士發展」)及其附屬、聯營公司及共同控制實體等均被視為有關連人士，本集團與該等公司的主要交易詳列如下：

(a) 於一九九八年三月二十八日，本公司與其士(香港)有限公司(「其士香港」)，由其士國際全資擁有之同母系附屬公司簽署一份管理服務協議書，由其士香港於截至一九九九年三月三十一日止年度內，提供公司秘書、會計、電子數據處理、人事及物業管理服務予本集團。根據該協議書，本集團(海外附屬公司除外)須按照全年營業額之0.5%付予其士香港作為管理服務費用。在截至一九九九年三月三十一日止年度內，根據該項協議支付予其士香港之管理費約為港幣4,870,000元(一九九八年：港幣6,433,000元)。該管理服務協議書已續期一年。

(b) 於本年內，本集團繳付按市值釐定租金約港幣12,592,000元(一九九八年：港幣14,243,000元)予由其士發展集團所全資擁有之附屬公司，作為使用其士發展集團樓宇之報酬。

(c) 於本年內，本集團繳付租金及運輸費用分別約港幣7,502,000元(一九九八年：港幣8,125,000元)及港幣3,598,000元(一九九八年：港幣3,696,000元)予一間由其士國際集團全資擁有之附屬公司，以回收提供服務之成本。

除上述外，於本年度，本公司由最終控股公司獲得墊款／償還墊款，該結餘為無抵押，不帶利息及並無固定期限償還，於一九九九年三月三十一日尚餘之金額乃於財務附註14披露。

公司名稱	註冊／營業地點或國家	股份類別	已發行及繳足股份	股份數目	應佔已發行股本權益百份率	主要業務
由本公司直接持有之公司						
其士(商業系統)集團有限公司	香港	普通	31,600,000港元	316,000,000	100	投資控股
Chevalier OA (S) Pte. Limited	新加坡	普通	500,000新加坡元	500,000	100	辦公室設備貿易
Chevalier OA (Thailand) Company Limited*	泰國	普通 優先	3,980,000泰國銖 1,020,000泰國銖	39,800 10,200	100 47	電腦及辦公室設備貿易
Chevalier Technologies (Malaysia) Sdn. Bhd.	馬來西亞	普通	300,000馬來西亞元	300,000	100	辦公室設備貿易
Chevalier Telecom (Thailand) Company Limited	泰國	普通	5,000,000泰國銖	50,000	100	電訊設備貿易
Sup Aswin Limited	泰國	普通	15,000,000泰國銖	150,000	100	物業投資
由附屬公司間接持有之公司						
其士(商業機器)有限公司	香港	普通	2港元	2	100	辦公室設備貿易
其士(電腦)有限公司	香港	普通	100,000港元	100,000	100	電腦系統及設備貿易及維修
其士(國際資訊網絡)有限公司	香港	普通	2港元	2	100	國際資訊網絡服務
其士商業系統(中國)有限公司	香港	普通	2港元	2	100	電腦及辦公室設備貿易
其士商業系統(印度支那)有限公司	香港	普通	2港元	2	100	辦公室設備貿易
其士(商業系統)有限公司	香港	普通	100,000港元	100,000	100	電腦及辦公室設備貿易
其士(商業系統)工程有限公司	香港	普通	2港元	2	100	維修保養
其士辦公室設備工程(深圳)有限公司	中華人民共和國	不適用	1,800,000港元	不適用	100	維修保養
其士(傳訊服務)有限公司	香港	普通	2港元	2	100	傳訊服務
其士(衛星通訊)有限公司	香港	普通	2港元	2	100	裝設衛星電視天線
其士店有限公司	香港	普通	2港元	2	100	電訊設備貿易
其士(步步通網絡)有限公司	香港	普通	200,000,000港元	200,000,000	100	貿易及通訊服務
勵發有限公司	香港	普通	2港元	2	100	物業投資及買賣股票

* 上述公司之優先股，每四股優先股附有一投票權，其股票持有人並沒有分享剩餘資產及超過每年百份之十盈利分配之權利。

股東週年大會通告

茲通告本公司訂於一九九九年九月二十三日星期四上午十時十五分假座香港九龍灣宏開道八號其士商業中心二十二樓舉行股東週年大會，藉以討論下列決議案：

作為普通事項

一、 省覽截至一九九九年三月三十一日止年度之經審核財務報告及董事會報告書與核數師報告書。

二、 宣佈派發末期股息。

三、 重選屆滿卸任之董事並授權董事會釐定董事袍金。

四、 續委聘核數師並授權董事會釐定其酬金。

並作為特別事項，考慮及酌情通過(不論會否作出修訂)下列決議案將提呈為普通決議案：

五、 「動議：

(甲) 根據下文(丙)節之限制下，一般及無條件批准本公司董事會於有關期間(定義見本文)內行使本公司一切權力，以配發、發行及以其他方式處置本公司股本中之額外股份，並批准本公司董事會訂立或授予或須行使該等權力之售股建議、協議及認購股權；

(乙) 上文(甲)節所賦予之批准授權本公司董事會於有關期間內訂立或授予或須於有關期間屆滿後行使該等權力之售股建議、協議及認購股權；

(丙) 本公司董事會依據(甲)節批准配發或有條件或無條件同意配發(不論根據認購股權或其他事項)之股本面值總額，不包括根據(i)配售股份(定義見本文)；(ii)認股權證之認購權或本公司所發行附有權利可認購本公司股份之其他證券之換股權按其條款行使；(iii)本公司根據僱員認購股權計劃授出之權利行使；或(iv)根據本公司當時之公司細則發行以股代息等情況所配發之股份，不得超過本公司於通過此決議案當日之已發行股本面值總額百份之二十，故上文所述之批准亦須受此數額限制；及

(丁) 就本決議案及決議案六而言：

「有關期間」指由本決議案通過之日至下列最早日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 依照公司細則或任何百慕達適用之法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；及

(iii) 本公司股東在股東大會上通過普通決議案撤銷或修訂此決議案之日。

「配售股份」乃指在董事會所指定之期間內，根據售股建議向指定記錄日期名列本公司股東名冊之股份持有人或任何類別股份持有人，按其當時持股比例或股份種類配發、發行或授予股份之建議(惟董事會有權在必須或權宜時就零碎股權或香港以外任何地區之法例所規定限制或責任或任何認可監管機構或證券交易所之規定，取消若干股份持有人在此方面之權利或作其他安排)。」

六、 「動議：

(甲) 根據下文(乙)節之限制下，一般及無條件批准董事會根據一切適用於法例及不時修改之香港聯合交易所有限公司證券上市規則，於有關期間(按決議案五(丁)之定義)內行使本公司一切權力購回本公司股本中之股份；及

(乙) 本公司根據上文(甲)節所賦予之批准而購回之股份面值總額，不得超過本公司於本決議案通過此決議案之日之已發行股份面值之百份之十，而上文(甲)節之批准亦須以此為限。」

七、 「動議擴大授予本公司董事會根據本股東週年大會之通告所載第五項普通決議案配發、發行及處理本公司股本中額外股份之授權，除根據該項全面授權所配發或同意有條件或無條件予以配發之股份總面值外，在其上另加相當於本公司根據本股東週年大會通告所載第六項普通決議案授予之權力所購回之本公司股本總面額數額，惟該數額不得超過本公司於本決議案通過當日之已發行股本總面額百份之十。」

八、 作為特別事項，考慮及酌情通過(不論會否作出修訂)下列決議案將提呈為特別決議案：

「動議本公司名稱將依據百慕達公司註冊處及香港公司註冊處批准後更改為Chevalier iTech Holdings Limited其士科技控股有限公司*。」

承董事會命
公司秘書
簡嘉翰

香港，一九九九年八月二十七日

附註：

(1) 凡有資格出席本通告所召開的會議及於會上投票的股東，均可委派一名或以上的代表出席會議，及倘有書面表決進行時代其投票。代表人毋須為本公司股東。

(2) 代表委任表格連同公證人簽署證明之授權書或其他授權文件(如有)，須於股東週年大會或任何續會舉行四十八小時前，交回本公司之香港股份過戶登記分處標準證券登記有限公司，地址為香港中環干諾道中一一一號永安中心五樓，方為有效。

(3) 本公司將於一九九九年九月十七日星期五至一九九九年九月二十三日星期四(首尾兩日包括在內)暫停辦理股份過戶登記手續。凡欲領取上述建議派發之末期股息而尚未登記之股東，應於一九九九年九月十六日星期四下午四時前，將填妥之過戶紙連同有關股票送交本公司香港股份過戶登記分處標準證券登記有限公司，以便辦理過戶登記手續。

* *僅供識別用途*

CONTENTS

FINANCIAL CALENDAR

Events	Dates
Announcement of Interim Results	29th December, 1998
Announcement of Final Results	3rd August, 1999
Book Close Dates	
Interim	25th to 29th January, 1999
Final	17th to 23rd September, 1999
Annual General Meeting	23rd September, 1999
Payment of Dividends	
Interim dividend of HK1 cent per share	3rd February, 1999
Final dividend of HK3 cents per share	28th September, 1999

FINANCIAL SUMMARY

(amounts expressed in Hong Kong Dollars)

The following is a summary of the total assets, total liabilities, share capital and results of the Group for the five years ended 31st March, 1999.

	1995	1996	1997	1998	**1999**
Financials *($ Million)*					
Total assets	634	487	627	603	**620**
Total liabilities	297	232	313	195	**210**
Minority interest	25	(10)	–	–	**–**
Shareholders' funds	312	265	314	408	**410**
Share capital	643	676	692	828	**828**
(No. of shares issued – in Million)					
Turnover	1,173	1,184	1,298	1,385	**1,106**
Profit attributable to shareholders	51	64	81	45	**34**
Per Share Basis *(cents)*					
Earnings	8	9.7	12.2	5.9	**4.1**
Dividend	–	4.5	5	4	**4**
Net asset value (at book value)	48	39	45	49	**50**

TURNOVER


HK$ Million
1500
1250
1000
750
500
250
0
1,173
1,184
1,298
1,385
1,106
1995
1996
1997
1998
1999

PROFIT ATTRIBUTABLE TO SHAREHOLDERS


HK$ Million
90
80
70
60
50
40
30
20
10
0
51
64
81
45
34
1995
1996
1997
1998
1999

SHAREHOLDERS' FUNDS


HK$ Million
450
400
350
300
250
200
150
100
50
0
312
265
314
408
410
1995
1996
1997
1998
1999

CORPORATE INFORMATION

Executive Directors

CHOW Yei Ching *(Chairman)*
O.B.E., Off. Crown (B),
Officier de l'Ordre National du Mérite (F),
The Order of the Sacred Treasure,
Gold Rays with Rosette (Jpn)

FUNG Pak Kwan *(Managing Director)*

KUOK Hoi Sang

FUNG Wo Shun

KAN Ka Hon

Lily CHOW

Non-Executive Directors

TANG Xueyi

WONG Lit Chor, Alexis

Independent Non-Executive Directors

CHAO Sze Bang, Frank J.P., D.C.L., D.Sc., B.Sc.

YUEN Tin Fan, Francis

Secretary

KAN Ka Hon

Auditors

Deloitte Touche Tohmatsu
Certified Public Accountants, Hong Kong
26th Floor, Wing On Centre,
111 Connaught Road Central, Hong Kong

Principal Bankers

Chase Manhattan Bank, N.A.

The Hongkong and Shanghai Banking Corporation Limited

Shanghai Commercial Bank Limited

Standard Chartered Bank

Solicitors

Richards Butler

Appleby, Spurling & Kempe

Registered Office

Cedar House, 41 Cedar Avenue,
Hamilton, HM12, Bermuda

Principal Place of Business

22nd Floor, Chevalier Commercial Centre,
8 Wang Hoi Road, Kowloon Bay,
Hong Kong

Principal Share Registrars

Butterfield Corporate Services Limited
Rosebank Centre, 14 Bermudiana Road,
Pembroke, Bermuda

Branch Share Registrars and Transfer Office in Hong Kong

Standard Registrars Limited
5th Floor, Wing On Centre,
111 Connaught Road Central, Hong Kong

Homepage

http://www.chevalier.com

Results

As a result of the severely competitive business environment created by the financial turmoil in the Southeast Asian countries, the Group's turnover for the year ended 31st March, 1999 declined by 20% to HK$1,106 million. Profit attributable to shareholders decreased from HK$45 million to HK$34 million, representing a fall of 24%. Earnings per share dropped from HK5.9 cents to HK4.1 cents.



Dr. CHOW Yei Ching O.B.E., Off. Crown (B), Officier de l'Ordre National du Mérite (F), The Order of the Sacred Treasure, Gold Rays with Rosette (Jpn)

Dividend

The Board of Directors recommends a final dividend of HK3 cents (1998: HK3 cents) per share. This, together with the interim dividend of HK1 cent (1998: HK1 cent) per share, makes a total dividend of HK4 cents (1998: HK4 cents) for the year ended 31st March, 1999.

Review of Operations

The economic turmoil in Asia continued to exert an influence on the Group during the year under review. In order to maintain our competitive position, the Group implemented a series of cost-cutting measures during the year. The number of employees was downsized by over 18% as compared with the same period last year.

Since the beginning of 1999, the outlook for the Thai economy has improved markedly. The currency has stabilised, interest rates have plunged to levels not seen in decades, and its Government has announced a large stimulus package and imposed remedial measures to strengthen the financial system. The Thai operation of the Group, which celebrated its 10th anniversary last year and distributes Toshiba office automation products and Lucent Technologies telecommunication products, has also recovered and made a remarkable turnaround.

Review of Operations (continued)

As the computer market has been characterized by rapid changes in technology, the frequent introductions of new products and keen price competition, the Group's Computer Division recorded a decline in both turnover and profit. In order to strengthen our competitiveness, the Group has agreed with suppliers on more favourable terms and delivery of up-to-date models, so as to adapt to the dynamic market.


薄型電腦新產品巡禮
TEBOOK COMPUTER NEW PRODUCT LAUNCH

Mr. FUNG Pak Kwan (left), Managing Director of the Group, introduced new Toshiba Notebook Computers with Mr. Kenji HACHISU (right), Senior Manager of Toshiba Corporation – Personal Computer Division, to the local media

The introduction of mobile number portability has further driven competition among mobile phone operators, who in return have reduced the margin available to mobile phone dealers. As a result, the performance of the Telecommunication Services Division was seriously affected. The Group has streamlined its operations by relocating outlets and implementing various cost-cutting measures.


TOSHIBA

All-in-one Satellite 2590


TOSHIBA

Superior performance Tecra 8000


TOSHIBA

Slim and stylish Portege 3110 CT

Review of Operations (continued)

As at 31st March, 1999, the Group operated 22 Chevalier Shops, plus 19 franchise shops under the names of One2Free Shop, Hutchison Telecom Xin Gan Xian Stores, Hutchison Telecom Orange Shop and SmarTone EXTRA Franchise Shop.


Various franchise shops operated by the Group


其士店
NOKIA
3210
New look of Chevalier Shop

The Internet is an increasingly significant medium for communication, information and commerce. Our Internet Division recorded an improvement in terms of both its client base and revenue during the year under review, despite keen competition among Internet service providers. In order to boost traffic to our web site, the Division launched a series of promotional campaigns and created inbound links to our web site from other sites.


CHEVALIER
Internet
1999青少年暑期活動
check1check.com
免費電郵信箱
現正接受登記
其士傳訊網頁
Special Offer on Leased Line
Rental Service for HK Schools
電腦天地
Homepage of Chevalier (Internet) Limited

Review of Operations (continued)

The Division received a remarkable response from companies and suppliers to its launch of "X'Mall" – an online e-commerce shopping mall at Christmas time last year. In view of the large and growing usage of personal computers, it is offering attractive package prices to companies looking for business opportunities via e-commerce.



The launch of "X'Mall" – an online e-commerce shopping mall at Christmas time last year





"Financial Pager" and "Email-To-Pager" services provided by Chevalier Paging

Although the total number of paging users in Hong Kong has been further eroded, the customer base of the Paging Division was maintained, as one of our major customers, the HKSAR Government, renewed a HK$13-million contract with us for another two years.



Mr. Morihiro OKADA, Senior Manager of Toshiba TEC Corporation – Document Processing Equipment Division and Miss Lily CHOW, Executive Director of the Company, at "Chevalier's Year 2000 and beyond Exhibition"

The Directors recognize that a close and active after-sales service and support relationship is important to customer satisfaction, and that it provides the Group with valuable information regarding evolving customer requirements. During the year, the contribution from our maintenance services was maintained, and it generated steady recurrent income for the Group. As of 31st March, 1999, the Group had four after-sales service stations in the Mainland and three in Hong Kong.



TEC Interactive Touch Screen POS Terminal



Toshiba TF631 Plain Paper Laser Fax



Toshiba DP6570 Digital Copier/Printer System

Review of Operations (continued)

In order to diversify its retail business, subsequent to the year end, the Group expanded its retail network by opening two outlets in prime locations to provide a wide range of household assessories and mobile phones. The market response is encouraging, and the retail chain, known as Q-Mart, is anticipated to expand at a faster rate than initially expected.


Q-Mart
"Q-Mart" at Sheung Shui

Financial Review

During the past year, overdraft, trade finance facilities, including forward contracts and foreign exchange hedging, were arranged, where necessary, by the Group for working capital. There was no speculative trading in foreign exchange and derivative products. Current borrowings are related to trade finance, in the form of bills payable, with an outstanding amount of approximately HK$6 million.

As at 31st March, 1999, the total credit facilities available to the Group amounted to HK$143 million, and the unutilised balance stood at HK$89 million. Cash available to the Group at 31st March, 1999 amounted to HK$279 million.

Prospects

Following the outbreak of the Asian financial crisis, the region is now experiencing a period of economic adjustment. The Government of the HKSAR has announced a series of measures to stimulate economic activities. In addition to the commencement of infrastructure development projects, the Government is going to promote various IT-related projects, such as a Cyberport and Science Park.

Following the HKSAR Government's initiative to develop Hong Kong as a knowledge-driven and technology-intensive economy, the Directors of the Group strongly believe that innovation and technology are the principal means of improving efficiency and productivity, adding value and

Prospects (continued)

enhancing competitiveness in the business environment. In view of the substantial growth in Internet usage and e-commerce expected in the coming years, the Group will invest in manpower and equipment in these areas, and they will form a significant part of the Group's core business portfolio. Such changes are also considered to be in the long-term interest of shareholders.


TOSHIBA
Notebook Computer
Best Buy
Corner
TOSHIBA

Focused on how information technology could upgrade education quality, the Group participated the "IT in Education Exhibition Hong Kong 1998" last year

In order to identify the business operations of the Company, which will have an investment focus on information technologies, the Company proposes to change its name to Chevalier iTech Holdings Limited 其士科技控股有限公司, subject to the approval of shareholders at the coming Annual General Meeting, the Registrar of Companies in Bermuda and the Registrar of Companies in Hong Kong.

In view of recent signs of improvement in the overall economy, the Board of Directors believes that the worst days are over. With substantial cash and a solid recurrent income base, the Group has much of the upside in expanding and consolidating our position. The Directors will continue to closely monitor operating costs and stock control, streamline manpower and explore market needs, so as to capture opportunities arising in the next millennium.

I would like to take this opportunity to express my gratitude to my fellow Directors and all the Group's staff for their loyalty, dedication and hard work over the past year.

CHOW Yei Ching
Chairman

Hong Kong, 3rd August, 1999

SCHEDULE OF MAJOR PROPERTIES

Particulars of major properties held by the Group are as follows:

Location	Usage	Approximate gross floor area *sq.ft.*	Lease term	Group's interest %
Thailand				
No. 540 Bamrungmuang Road, Debsirin Sub-district, Pomprab District, Bangkok Metropolis	Office premises and showroom	21,300	Freehold	100
The People's Republic of China				
Units 4, 5, 6 and 7 of 18th Floor, Dongshan Plaza, Guangzhou, Guangdong Province	Office premises	7,200	Medium	100
Unit 1, 15th Floor, Ming Ngan Court, Guangzhou, Guangdong Province	Staff quarters	1,400	Long	100
Units B and F, 18th Floor, Kam Lai Square, Shanghai	Staff quarters	1,800	Long	100
Hong Kong				
Unit 5 of 3rd Floor, Elite Industrial Centre, 833 Cheung Sha Wan Road, Kowloon	Depot	1,660	Medium	100
23rd Floor, No. 88 Lockhart Road, Wanchai	Depot	2,010	Medium	100

REPORT OF THE DIRECTORS

The Directors have pleasure in presenting to shareholders their annual report together with the audited financial statements of the Company and of the Group for the year ended 31st March, 1999.

Principal Activities

The principal activity of the Company is investment holding while its subsidiaries are engaged in the provision of a wide range of voice and data communication equipment and services such as computer systems and equipment, structured cabling systems, telephone systems, satellite receiving systems, internet and paging services. Besides, they are also engaged in the sale and distribution of mobile phones, business machines and relevant after-sales services.

An analysis of the Group's turnover and contribution to operating profit before exceptional items is as follows:

(a) By activity

	Turnover	**Contribution to operating profit before exceptional items**
	HK$'000	*HK$'000*
Computer equipment	323,781	10,377
Office equipment	202,848	7,105
Telecommunication systems and services	382,494	624
Technical and maintenance services	74,539	18,396
Others	122,488	12,472
	1,106,150	48,974
Less: Operating expenses		4,582
		44,392

(b) By geographical area

	Turnover
	HK$'000
Hong Kong	855,362
The People's Republic of China	128,599
Thailand	106,729
Singapore	10,801
Others	4,659
	1,106,150

Contribution to profit by geographical area has not been presented as the contribution to profit from each area is not abnormal in nature.

REPORT OF THE DIRECTORS

Results and Dividends

The results of the Group for the year ended 31st March, 1999 are set out in the consolidated profit and loss account on page 24. An interim dividend of HK1 cent per share was paid in cash on 3rd February, 1999. The Directors now recommend the payment of a final dividend of HK3 cents per share.

Share Capital

Movements of share capital are set out in note 16 to the financial statements.

Share Option Scheme

Particulars of the share option scheme to subscribe for shares in the Company are set out in note 16 to the financial statements. No options were exercised during the year.

Reserves

Movements in reserves are set out in note 17 to the financial statements.

Fixed Assets

Movements in fixed assets are set out in note 11 to the financial statements.

Financial Summary

A financial summary of the Group is set out on page 2.

Major Customers and Suppliers

During the year, 80% of the Group's purchases were attributable to the Group's five largest suppliers combined but the five major customers attributable to the Group were less than 30% of the Group's turnover. The largest supplier accounts for 35% of the Group's purchases. None of the directors, their associates or any shareholder (whom to the knowledge of the directors owns more than 5% of the Company's issued share capital) has any interest in the Group's five largest suppliers.

Properties

Particulars of major properties held by the Group are set out on page 10.

Donations

Donations for charitable and other purposes made by the Group during the year amounted to approximately HK$52,000 (1998: HK$801,000).

Borrowings and Interest Capitalised

Bank loans and other borrowings, all of which are repayable within one year or on demand, are classified under current liabilities. No interest was capitalised during the year.

Principal Subsidiaries and Associated Company

Particulars regarding the principal subsidiaries and associated company of the Company are set out on page 51 and in note 13 to the financial statements respectively.

Pre-emptive Rights

There are no provisions for pre-emptive rights under the Company's Bye-Laws although there are no restrictions against such rights under the laws in Bermuda where the Company is incorporated.

Purchase, Sale or Redemption of Securities

During the year ended 31st March, 1999, the Company has repurchased and cancelled a total of 140,000 shares of HK$0.1 each on The Stock Exchange of Hong Kong Limited ("the Stock Exchange") with details as follows:

		Price per share		
Trading month	**Number of shares repurchased**	**Highest price paid**	**Lowest price paid**	**Consideration paid**
		HK$	*HK$*	*HK$*
May 1998	140,000	0.38	0.38	53,200

The aggregate price of HK$53,480 paid was charged against retained profit and the nominal value of the shares repurchased of HK$14,000 was transferred to capital redemption reserve.

The Directors considered that the purchase of shares would be to the benefits of the Company and would lead to an enhancement of the net assets and earnings per share of the shares.

Save as disclosed herein, the Company or any of its subsidiaries have not purchased, sold or redeemed any of the listed securities of the Company during the year ended 31st March, 1999.

Report of the Directors

Directors

The directors who held office during the year and up to the date of this report were:

Executive Directors

Dr. CHOW Yei Ching *(Chairman)*
Mr. FUNG Pak Kwan *(Managing Director)*
Mr. KUOK Hoi Sang
Mr. FUNG Wo Shun
Mr. KAN Ka Hon
Miss Lily CHOW

Non-Executive Directors

Mr. TANG Xueyi
Mr. WONG Lit Chor, Alexis

Independent Non-Executive Directors

Dr. CHAO Sze Bang, Frank
Mr. YUEN Tin Fan, Francis

In accordance with the Company's Bye-Laws, Messrs KUOK Hoi Sang and YUEN Tin Fan, Francis shall retire from office at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election. The Non-Executive Directors and the Independent Non-Executive Directors are subject to the same retirement requirements as the other Executive Directors.

Directors Interests in Contracts

Messrs CHOW Yei Ching, FUNG Pak Kwan, KUOK Hoi Sang, FUNG Wo Shun and CHAO Sze Bang, Frank are interested in certain transactions in that they are the Directors and/or have beneficial interest in Chevalier Development International Limited ("CDIL"). Details of these contracts are more fully disclosed in the section "Connected Transactions" below.

Save as aforementioned, no contracts of significance to which the Company or its holding company, subsidiaries or fellow subsidiaries was a party and in which a director had a material interest subsisted at the end of the year or at any time during the year.

Connected Transactions

The Group has from time to time conducted transactions with CDIL which are "connected persons" for the purposes of the Rules Governing the Listing of Securities ("the Listing Rules"). The Stock Exchange has granted a waiver on 2nd April, 1997 to the Company from strict compliance with the requirements stipulated in Chapter 14 of the Listing Rules on connected transactions. Pursuant to the waiver, details of the following connected transactions which have been entered into between certain subsidiaries of CDIL and the Company in the ordinary and usual course of business are not required to be disclosed by press notice and/or circular nor is the Company required to obtain prior independent shareholders' approval on each occasion when they arise:

Landlord (wholly-owned subsidiary of CDIL)	Property (usage)	Rental for the year *HK$*
Union Pearl Development Limited	Portion of Chevalier Commercial Centre (office)	2,898,000
Winfield Development Limited	Portion of Chevalier Warehouse Building (warehouse)	167,000
Peak Gain Limited	Portion of Chevalier Engineering Service Centre (office/warehouse)	9,378,000
Futex Development Limited	Regent Villa (resort)	149,000

The Independent Non-Executive Directors of the Company confirm that the aforesaid connected transactions conducted by the Company during the year ended 31st March, 1999 were:

(i) in the ordinary and usual course of the Company's business;
(ii) on normal commercial terms or on terms no less favourable than terms available to/from independent third parties;
(iii) fair and reasonable so far as the shareholders of the Company are concerned; and
(iv) within the relevant amounts stipulated under the relevant waiver.

Directors' Interests in Shares and Options

As at 31st March, 1999, the interests of the Directors in the share capital and options of the Company and its associated corporations within the meaning of the Securities (Disclosure of Interests) Ordinance ("the SDI Ordinance") which have been notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies or which are required pursuant to Section 29 of the SDI Ordinance to be entered in the register referred to therein are as follows:

(a) Interests in the Company

(i) *Shares*

	Number of ordinary shares		
Directors	**Personal interest**	**Corporate interest**	**Total**
CHOW Yei Ching	32,000,000	497,754,666*	529,754,666
FUNG Pak Kwan	2,600,000	–	2,600,000
KUOK Hoi Sang	5,000,000	–	5,000,000
FUNG Wo Shun	300,000	–	300,000
KAN Ka Hon	100,000	–	100,000

* *Dr. CHOW Yei Ching benefically owned 543,571,227 shares, representing in aggregate approximately 48.74% of the issued share capital of Chevalier International Holdings Limited ("CIHL"),which in turn, was interested in 497,754,666 shares of the Company. Dr. Chow was deemed to be interested in these shares under the SDi Ordinance and these shares were duplicated with the interests of CIHL as stated in the paragraph "Substantial Shareholders" below.*

(ii) *Share options*

Directors	Date granted	Period during which options are exercisable	Consideration paid for options granted	Price per share to be paid upon exercise of options	Number of shares issued upon exercise of options during the year	Number of shares to be issued upon exercise of the remaining options
			HK$	*HK$*		
CHOW Yei Ching	4/2/1998	3/9/1998–2/9/2001	1	0.3376	–	14,000,000
FUNG Pak Kwan	4/2/1998	3/9/1998–2/9/2001	1	0.3376	–	13,300,000
KUOK Hoi Sang	4/2/1998	3/9/1998–2/9/2001	1	0.3376	–	11,300,000
FUNG Wo Shun	4/2/1998	3/9/1998–2/9/2001	1	0.3376	–	2,300,000
KAN Ka Hon	4/2/1998	4/9/1998–3/9/2001	1	0.3376	–	2,300,000
Lily CHOW	4/2/1998	4/9/1998–3/9/2001	1	0.3376	–	5,000,000

Details of the share options are set out in note 16(b) to the financial statements.

Directors' Interests in Shares and Options (continued)

(b) Interests in Associated Corporations

(i) Shares

Directors	Associated corporations	Number of ordinary shares Personal interest	Corporate interest	Total
CHOW Yei Ching	CIHL	543,571,227	–	543,571,227
	CDIL	44,583,816	235,229,813*	279,813,629
	Chevalier Singapore Holdings Limited ("CSHL")	4,375,000	80,000,000*	84,375,000
	Chevalier Construction Holdings Limited ("CCHL")	41,036,489	85,377,444*	126,413,933
FUNG Pak Kwan	CIHL	433,984	–	433,984
	CDIL	316,000	–	316,000
	CCHL	77,000	–	77,000
KUOK Hoi Sang	CIHL	491,083	–	491,083
	CDIL	1,000,950	–	1,000,950
	CCHL	1,326,437	–	1,326,437
FUNG Wo Shun	CDIL	548,000	–	548,000
	CCHL	295,600	–	295,600
KAN Ka Hon	CIHL	145,200	–	145,200
CHAO Sze Bang, Frank	CDIL	20,000	–	20,000
	CCHL	9,000	–	9,000

* *Dr. CHOW Yei Ching had notified CDIL, CSHL and CCHL that he was deemed to be interested in 235,229,813 shares in CDIL, 80,000,000 shares in CSHL and 85,377,444 shares in CCHL under the SDI Ordinance as the said shares were held by CIHL in which Dr. Chow beneficially owned 543,571,227 shares, representing in aggregate approximately 48.74% of the issued share capital of CIHL.*

Directors' Interests in Shares and Options (continued)

(b) Interests in Associated Corporations (continued)

(ii) Share options

Directors	Associated corporations	Date granted	Period during which options are exercisable	Consideration paid for options granted	Price per share to be paid upon exercise of options	Number of shares issued upon exercise of options during the year	Number of shares to be issued upon exercise of the remaining options
				HK$	*HK$*		
CHOW Yei Ching	CIHL	4/2/1998	3/9/1998–2/9/2001	1	0.5376	–	18,000,000
	CCHL	4/2/1998	3/9/1998–2/9/2001	1	0.3248	–	4,400,000
FUNG Pak Kwan	CIHL	4/2/1998	3/9/1998–2/9/2001	1	0.5376	–	8,000,000
KUOK Hoi Sang	CIHL	4/2/1998	3/9/1998–2/9/2001	1	0.5376	–	10,000,000
	CCHL	4/2/1998	3/9/1998–2/9/2001	1	0.3248	–	4,000,000
FUNG Wo Shun	CIHL	4/2/1998	3/9/1998–2/9/2001	1	0.5376	–	2,200,000
KAN Ka Hon	CIHL	4/2/1998	4/9/1998–3/9/2001	1	0.5376	–	2,200,000

Save as disclosed above, as at 31st March,1999, none of the Directors of the Company nor their spouses or children under the age of 18 years had or were deemed pursuant to Section 28 of the SDI Ordinance or under Section 31 or Part I of the Schedule to the SDI Ordinance to have any interest in the securities of the Company or any of its associated corporations (within the meaning of the SDI Ordinance).

Directors' Service Contracts

No Director offering for re-election at the forthcoming Annual General Meeting has a service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

Management Contracts

No contracts of significance concerning the management and administration of the whole or any substantial part of the business of the Company or any of its subsidiaries were entered into or subsisted during the year.

REPORT OF THE DIRECTORS

Directors' Biographies

Executive Directors

Dr. CHOW Yei Ching, Chairman, aged 64, is the founder of the Chevalier Group and is the Chairman and Managing Director of CIHL, Chairman of CDIL, CCHL and CSHL. He is also the Non-Executive Director of Van Shung Chong Holdings Limited and United Chinese Bank Limited. He was awarded Officer of the Most Excellent Order of the British Empire by Her Majesty, Queen Elizabeth II in 1991 and made Officer in the Order of the Crown by His Majesty, the King of the Belgians in 1993 and further made Officier de l'Ordre National du Mérite of the French Republic in 1996. Dr. Chow was also awarded The Order of the Sacred Treasure, Gold Rays with Rosette by His Majesty, the Emperor of Japan in 1998. Dr. Chow was appointed as member of Chinese People's Political Consultative Conference, Shanghai and The Selection Committee for the First Government of the HKSAR of the Mainland. In addition, Dr. Chow was awarded an Honorary Doctor Degree in Business Administration from The Hong Kong Polytechnic University in 1995 and an Honorary Degree of Doctor in Laws from The University of Hong Kong in 1997.

Mr. FUNG Pak Kwan, Managing Director, aged 48, joined the Chevalier Group in 1974 and is the Director of CIHL, CDIL and CSHL. Mr. Fung is responsible for the strategic planning and management of operations of the supply, installation and after-sales services of computer systems and equipment and a wide range of voice and data communication equipment and services of the Group. He also actively involves in the planning of property investment and development projects, environmental engineering and motor vehicle business in North America of the Chevalier Group. Mr. Fung obtained a Diploma of Management Studies from The Hong Kong Management Association.

Mr. KUOK Hoi Sang, Director, aged 49, joined the Chevalier Group in 1972 and is the Deputy Managing Director of CIHL, Managing Director of CDIL, Vice Chairman of CCHL and Director of CSHL. He is also the President of The Lift and Escalator Contractors Association in Hong Kong, Vice-Chairman of the Hong Kong – China Branch of The International Association of Elevator Engineers and a Registered Lift and Escalator Engineer in Hong Kong. He was appointed as member of Chinese People's Political Consultative Conference, Guangzhou. Mr. Kuok has extensive experience in business development and is responsible for the strategic planning and management of the operations of lifts and escalators, building construction, building materials and supplies, aluminium works, electrical and mechanical services, civil engineering, property development as well as investment projects of the Chevalier Group.

Mr. FUNG Wo Shun, Director, aged 51, joined the Chevalier Group in 1970 and is the Director of CIHL and CDIL. Mr. Fung participates in business development of the Group and takes an active role in the management of the day-to-day operations of the insurance services and finance and leasing businesses of the Chevalier Group.

Directors' Biographies (continued)

Executive Directors (continued)

Mr. KAN Ka Hon, Director and Company Secretary, aged 48, joined the Chevalier Group in 1986 and is the Director and Company Secretary of CIHL, the Company Secretary of CDIL and CCHL. He is also the Non-Executive Director of Victory City International Holdings Limited. He is responsible for management of the Chevalier Group's accounting and treasury, corporate finance, company secretarial and electronic data processing activities. Mr. Kan holds a Bachelor Degree in Science from The University of Hong Kong and is a fellow member of The Association of Chartered Certified Accountants in U.K. and a member of Hong Kong Society of Accountants.

Miss Lily CHOW, Director, aged 36, joined the Group in 1990. She is responsible for strategic planning and business development of the Group. Miss Chow holds a Bachelor Degree from University of British Columbia, Canada. She is the daughter of Dr. CHOW Yei Ching.

Non-Executive Directors

Mr. TANG Xueyi, aged 50, was appointed to the Board in 1997. He holds a Ph.D Degree from the Institute for American and Canadian Economics, Wuhan University, the People's Republic of China. He has over 17 years experience in finance, securities and investments, corporate management and information technology projects. He is the Director of China Everbright Technology Limited.

Mr. WONG Lit Chor, Alexis, aged 41, was appointed to the Board in 1997. He holds a Bachelor of Arts Degree from the University of Toronto, Canada majoring in commerce and economics and a Master of Business Administration Degree from the Chinese University of Hong Kong. He has over 18 years experience in corporate finance, investment and business administration.

Independent Non-Executive Directors

Dr. CHAO Sze Bang, Frank J.P., D.C.L., D.Sc., B.Sc., aged 65, was appointed to the Board in 1994. He is the Vice Chairman and Director of Wah Kwong Shipping Holdings Limited and Non-Executive Director of China Everbright Limited.

Mr. YUEN Tin Fan, Francis, aged 47, was appointed to the Board in 1994. Mr. Yuen is the Deputy Chairman of Pacific Century Group of companies and also Non-Executive Director of several listed companies in Hong Kong.

Retirement Schemes

The Company and certain of its Hong Kong subsidiaries are participating companies in the Chevalier Group Staff Provident Fund Scheme which is a defined contribution retirement scheme for its eligible employees. Certain of the Company's overseas subsidiaries contribute to their local government's central pension plans for their employees. Contributions to these schemes are made by both the employers and the employees at the rate of 5% to 20% on the employees' salaries. The Group's total contributions to these schemes charged to the profit and loss account during the year amounted to HK$3,794,000 against which the forfeited contributions amounting to HK$1,279,000 have been deducted. There were forfeited contributions amounting to HK$245,000 available at the year end date for the reduction of future employer's contributions.

REPORT OF THE DIRECTORS

Substantial Shareholders

As at 31st March,1999, the substantial shareholders of the Company other than the Directors of the Company whose interests are disclosed above, as recorded in the registers required to be kept under Section 16(1) of the SDI Ordinance were as follows:

Name	Number of ordinary shares
CIHL	497,754,666*
Cokin Limited ("Cokin")	165,868,000*
China Everbright Technology Limited ("CET")	165,868,000*

* *165,868,000 shares out of 497,754,666 shares of the Company were beneficially owned by Cokin, a company owned as to 50.1% and 49.9% by CIHL and CET respectively. The interests held by Cokin and CET were referred to the same lot of shares.*

Save as disclosed above, there were no parties who were known to the Directors to be the registered holders or have any interest or right to subscribe for 10% or more of the issued share capital of the Company.

Arrangements for Acquisition of Shares or Debentures

Except for the share option scheme adopted by the Company and the share options granted to the directors, at no time during the year was the Company or its holding company, subsidiaries or fellow subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Year 2000 Issue

The Group is well aware of the significance of the Year 2000 ("Y2K") compliance programme, which is targeted to ensure that the millennium bug does not affect the Group's operations.

As mentioned in the 1998/99 Interim Report of the Company, the Group has adopted the Y2K conformity requirements issued by the British Standards Institute as its definition of Y2K compliance. A Y2K Steering Committee has been formed with the objective to locate and identify non-Y2K compliant devices or systems as well as take appropriate actions to rectify the problem. The Y2K Steering Committee is supervised by the executive directors and consists of representatives from relevant business units, functional departments and the Electronic Data Processing Department.

The Group has adopted two approaches to address the non-Y2K compliance computer systems:

- Upgrade or replace the purchased computer hardware or software systems according to the recommendations of the vendors;
- Modify or rewrite all in-house developed software applications.

Year 2000 Issue (continued)

The Group has accomplished substantial process in its Y2K compliance programme. Most of its major computer information systems have been upgraded and replaced and are now fully Y2K compliant. The Group is in the process of formulating contingency plans to deal with any unforeseen problems that may arise during the millennium crossover. In addition, the Group has mandated the independent consultants to carry out inspection and review on the Group's computer system in order to ensure that such system is immune from potential exposure to the Y2K issue. The Directors believe that the Y2K issue will have no material impact on the operations of the Group.

The cost for the Y2K projects is considered immaterial as compared with the Group's assets and operations size. As at the date of this report, the Group did not have any material commitment in respect of the Y2K problem.

Code of Best Practice

In the opinion of the Directors, the Company has complied throughout the year with those paragraphs of the Code of Best Practice as set out in Appendix 14 of the Listing Rules with which it is required to report compliance except that the Non-Executive Directors and the Independent Non-Executive Directors are not appointed for a specific term. However, they are subject to retirement by rotation and re-election at each annual general meeting in accordance with the Bye-Laws of the Company.

As required by paragraph 14 of the abovesaid Code, the Company has complied with the requirement to establish an audit committee with written terms of reference which deal clearly with its authority and duties. Amongst the audit committee's principal duties are the review and supervision of the Company's financial reporting process and internal control systems.

Auditors

The financial statements for the year have been audited by Messrs Deloitte Touche Tohmatsu who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board

FUNG Pak Kwan
Managing Director

Hong Kong, 3rd August, 1999

REPORT OF THE AUDITORS

Deloitte Touche Tohmatsu



Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

德勤·關黃陳方會計師行
香港中環干諾道中 111 號
永安中心 26 樓

TO THE MEMBERS OF CHEVALIER (OA) INTERNATIONAL LIMITED
(Incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 24 to 51 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's Directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st March, 1999 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

DELOITTE TOUCHE TOHMATSU
Certified Public Accountants

Hong Kong, 3rd August, 1999

CONSOLIDATED PROFIT AND LOSS ACCOUNT

FOR THE YEAR ENDED 31ST MARCH, 1999

	Note	1999 HK$'000	1998 HK$'000
TURNOVER	4	**1,106,150**	1,384,815
OPERATING PROFIT			
Excluding exceptional items	5	**44,392**	86,836
Exceptional items	6	**(6,624)**	(30,983)
		37,768	55,853
SHARE OF RESULT OF AN ASSOCIATED COMPANY		**1,773**	1,944
PROFIT BEFORE TAXATION		**39,541**	57,797
TAXATION	7	**5,469**	12,579
PROFIT FOR THE YEAR	8	**34,072**	45,218
DIVIDENDS	9	**33,123**	33,147
PROFIT FOR THE YEAR, RETAINED		**949**	12,071
EARNINGS PER SHARE	10		
Basic		**4.1 cents**	5.9 cents
Diluted		**N/A**	5.9 cents

CONSOLIDATED BALANCE SHEET

AS AT 31ST MARCH, 1999

	Note	1999 HK$'000	1998 HK$'000
FIXED ASSETS	11	**55,665**	64,728
INTEREST IN AN ASSOCIATED COMPANY	13	**8,517**	7,753
NET CURRENT ASSETS	14	**347,199**	337,241
		411,381	409,722
DEFERRED TAXATION	15	**(1,095)**	(1,095)
MINORITY INTERESTS		**(227)**	(216)
NET ASSETS		**410,059**	408,411
Financed by:			
SHARE CAPITAL	16	**82,808**	82,822
RESERVES	17	**327,251**	325,589
SHAREHOLDERS' FUNDS		**410,059**	408,411

The financial statements on pages 24 to 51 were approved by the Board of Directors on 3rd August, 1999 and are signed on its behalf by:

FUNG Pak Kwan
Director

KUOK Hoi Sang
Director

BALANCE SHEET

AS AT 31ST MARCH, 1999

	Note	1999 *HK$'000*	1998 *HK$'000*
INTERESTS IN SUBSIDIARIES	12	**170,095**	209,821
NET CURRENT ASSETS	14	**136,627**	102,515
NET ASSETS		**306,722**	312,336
Financed by:			
SHARE CAPITAL	16	**82,808**	82,822
RESERVES	17	**223,914**	229,514
SHAREHOLDERS' FUNDS		**306,722**	312,336

FUNG Pak Kwan
Director

KUOK Hoi Sang
Director

CONSOLIDATED CASH FLOW STATEMENT

FOR THE YEAR ENDED 31ST MARCH, 1999

	Note	1999 HK$'000	1998 HK$'000
NET CASH INFLOW FROM OPERATING ACTIVITIES	18	**101,568**	101,872
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Interest received		**8,417**	8,682
Interest paid		**(778)**	(837)
Dividends received from an associated company		**764**	809
Dividends received from other investments		**520**	122
Dividends paid		**(33,128)**	(28,939)
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		**(24,205)**	(20,163)
TAXATION			
Profits tax paid		**(8,610)**	(18,018)
INVESTING ACTIVITIES			
Purchase of fixed assets		**(6,863)**	(30,815)
Disposal of fixed assets		**177**	502
Purchase of investment and securities		**(102,399)**	(74,941)
Sales of investment and securities		**109,308**	78,628
NET CASH INFLOW (OUTFLOW) FROM INVESTING ACTIVITIES		**223**	(26,626)
NET CASH INFLOW BEFORE FINANCING		**68,976**	37,065
FINANCING	19		
Issue of shares		**–**	89,482
Share issue expenses		**–**	(610)
Repurchase of shares		**(53)**	–
Advances from (repayment to) ultimate holding company		**1,650**	(372)
NET CASH INFLOW FROM FINANCING		**1,597**	88,500
NET INCREASE IN CASH AND CASH EQUIVALENTS		**70,573**	125,565
Cash and cash equivalents at beginning of year		**207,941**	85,162
Effect of changes in foreign exchange rates		**348**	(2,786)
CASH AND CASH EQUIVALENTS AT END OF YEAR	20	**278,862**	207,941



GENERAL

The Company was incorporated in Bermuda as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited. The Company's ultimate holding company is Chevalier International Holdings Limited, a company incorporated in Bermuda and its shares are also listed on The Stock Exchange of Hong Kong Limited.



ADOPTION OF STATEMENTS OF STANDARD ACCOUNTING PRACTICE

In the current year, the Group has adopted the following new/revised Statements of Standard Accounting Practice (SSAPs) issued by the Hong Kong Society of Accountants.

SSAP 5 (Revised)	Earnings Per Share
SSAP 20	Related Party Disclosures
SSAP 22	Inventories
SSAP 23	Construction Contracts

The adoption of SSAP 5 (Revised) has resulted in some modifications to the basis of calculation of earnings per share and to the disclosures presented for earnings per share (see note 10). Amounts presented for prior year(s) have been restated to reflect the requirements of SSAP 5 (revised).

SSAP 20 requires the disclosure of details of transactions with specified related parties (See note 24).

SSAP 22 and SSAP 23 respectively specify the accounting treatment to be adopted for inventories and construction contracts. The adoption of those standards has resulted in some changes in terminology and presentation, but does not have any effect on the results for the current or prior accounting periods. Accordingly, no prior period adjustment has been required.



PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies, which have been adopted by the Group in preparing these financial statements and which conform with accounting principles generally accepted in Hong Kong, are as follows:

(a) Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st March each year and also incorporate the Group's interests in associated companies on the basis set out below.

3 PRINCIPAL ACCOUNTING POLICIES (continued)

(a) Basis of consolidation *(continued)*

Results of subsidiaries and associated companies acquired or disposed of during the year are included in the consolidated profit and loss account as from their respective dates of acquisition or up to the dates of disposal as the case may be.

All significant intercompany transactions and balances within the Group have been eliminated on consolidation.

(b) Goodwill on consolidation

Goodwill, which represents the excess of purchase consideration over the fair value ascribed to the Group's share of the separable net assets at the date of acquisition of subsidiaries and associated companies, is written off to capital reserve immediately on acquisition. Negative goodwill, which represents the excess of the fair value ascribed to the separable net assets at the date of acquisition over the purchase consideration, is credited to reserves in the year of acquisition.

(c) Subsidiaries

A subsidiary is an enterprise in which the Company, directly or indirectly, holds more than half of its issued equity share capital, or controls more than half of its voting power or where the Company controls the composition of its board of directors or equivalent governing body. Investments in subsidiaries are carried in the Company's balance sheet at cost less provision, if necessary, for any permanent diminution in value.

(d) Associated companies

An associated company is an enterprise, over which the Group is in a position to exercise significant influence, including participation in financial and operating policy decisions.

The consolidated profit and loss account includes the Group's share of the post-acquisition results of its associated companies for the year. In the consolidated balance sheet, interests in associated companies are stated at the Group's share of the net assets of the associated companies. When the Group transacts with its associated companies, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associated companies, except where unrealised losses provide evidence of an impairment of the assets transferred.

3 PRINCIPAL ACCOUNTING POLICIES (continued)

(e) Fixed assets and depreciation

(i) Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length. Such properties are revalued on an open market value basis by independent valuers at least once every three years and, during each of the intervening years, by the Directors in consultation with qualified personnel. Any surplus or deficit arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance of this reserve is insufficient to cover a deficit, in which case the excess of the deficit over the balance of the investment property revaluation reserve is charged to the profit and loss account. Where a deficit has previously been charged to the profit and loss account and a revaluation surplus subsequently arises, this surplus is credited to the profit and loss account to the extent of the deficit previously charged. On the subsequent disposal of a revalued asset, the attributable revaluation surplus is transferred to the profit and loss account.

No depreciation is provided on investment properties with an unexpired lease term of over 20 years. When the unexpired lease term of an investment property is 20 years or less, depreciation is provided on the then carrying value over the remaining term of the lease.

(ii) Other properties

Properties other than investment properties which are held for own use are stated at their revalued amount, being the open market value at the date of revaluation, less any subsequent accumulated depreciation. Such properties are revalued on an open market value basis by independent valuers or by the Directors whenever the carrying values differ significantly from their market values. Any surplus arising on revaluation of such properties is credited to the revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognised as an expense, then it is recognised as income. A decrease in net carrying amount arising on revaluation of an asset is charged to the profit and loss account to the extent that it exceeds the balance, if any, on the revaluation reserve relating to a previous revaluation of that asset. On the subsequent sale or retirement of a revalued asset, the attributable revaluation surplus is transferred to retained profits.

No deprecation is provided on freehold land. Deprecation is provided on leasehold land over the remaining term of the respective leases. Depreciation is provided on the cost of buildings other than investment properties on a straight-line basis over their respective estimated useful lives of 20 to 50 years or the remaining terms of the respective leases, whichever the shorter.

3 PRINCIPAL ACCOUNTING POLICIES (continued)

(e) Fixed assets and depreciation (continued)

(iii) Other fixed assets

Other fixed assets are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Expenditure incurred after the fixed assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed assets, the expenditure is capitalised as an additional cost of the fixed assets.

Depreciation is provided on the cost of other fixed assets over their estimated useful lives after taking into account their estimated residual value, on a reducing balance basis, at the following rates per annum:

	Initial charge upon purchase	Annual charge
Computer equipment	20%	40%
Others	20%	20%

Where the recoverable amounts of fixed assets have declined below their carrying amounts, the carrying amounts are written down to their recoverable amounts. In determining the recoverable amounts of fixed assets, expected future cash flows are not discounted to their present values.

When assets are sold or retired, their costs and accumulated depreciation are removed from the financial statements. Gain or loss arising from the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the profit and loss account.

(f) Properties for sale

Properties for sale are stated at the lower of cost and net realisable value. Cost includes cost of acquisition and other direct expenses. Net realisable value is determined by directors, based on prevailing market conditions or where a binding sales agreement is executed, by reference to the agreed selling prices.

3 PRINCIPAL ACCOUNTING POLICIES (continued)

(g) Inventories

Inventories representing general merchandise and consumable stores. General merchandise are stated at the lower of cost and net realisable value whereas consumable stores are stated at cost less provision cost, which comprises all cost of purchases and other costs incurred in bringing the inventories to their present location, is calculated on the weighted average basis. Net realisable value represents the expected selling price less costs to be incurred in selling and distribution.

(h) Equipment installation contracts

When the outcome of a contract can be estimated reliably, contract costs are charged to the profit and loss account by reference to the stage of completion of the contract activity at the balance sheet date, as measured by the value of work carried out during the year.

When the outcome of a contract cannot be estimated reliably, contract costs are recognised as an expense in the period in which they are incurred.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Equipment installation contracts in progress at the balance sheet date are recorded in the balance sheet at the net amount of costs incurred plus recognised profits less recognised losses and progress billings, and are presented in the balance sheet as "Amount due from customers for contract work" (as an asset) or "Amount due to customers for contract work" (as a liability), where applicable. Amount received before the related work is performed are included in the balance sheet as "Advances received", a liability. Amounts billed, but not yet paid by the customer, for work performed on a contract are included in the balance sheet under "Debtors, deposits and prepayments".

(i) Listed securities

Listed securities held for resale are stated at the lower of cost and market value.

3 PRINCIPAL ACCOUNTING POLICIES (continued)

(j) Revenue recognition

Income from the sale of goods is recognised at the time when the goods are delivered or title to the goods has passed to the customers. Revenue is arrived at after deduction of any sales returns and discounts.

Income from rendering of services is recognised at the time when services are rendered. Receipts in advance of provision of services are accounted for as deferred income.

When the outcome of an equipment installation contract can be estimated reliably, revenue from contracts is recognised on the stage of completion method, measured by reference to the value of work carried out during the year. Variation in contract work, claims and incentive payments are included to the extent that they have been agreed with the customers.

When the outcome of a contract cannot be estimated reliably, revenue is recognised only to the extent of contract costs incurred that it is probable will be recoverable.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rates applicable.

Income from sale of listed securities is recognised on the transaction date.

Rental income and other earnings under operating leases are recognised, on a straight-line basis, over the terms of the respective leases.

Income from property trading is recognised when execution of a binding contract.

(k) Operating leases

Leases where substantially all the rewards and risks of ownership of the assets remain with the lessors are accounted for as operating leases. Rental payments on assets leased by the Group and rental income on fixed assets of the Group leased to third parties are dealt with in the profit and loss account on a straight-line basis over the terms of the respective leases.

3 PRINCIPAL ACCOUNTING POLICIES (continued)

(l) Foreign currency translation

The accounting records of the Company and its subsidiaries and the associated companies, except companies operating overseas, are maintained in Hong Kong dollars. Transactions denominated in foreign currencies are translated into Hong Kong dollars at the rates of exchange ruling at the dates of transactions or at the contracted settlement date. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are re-translated into Hong Kong dollars at the approximate rates of exchange ruling at the balance sheet date. Profits and losses arising on translation are dealt with in the profit and loss account.

On consolidation, the financial statements of overseas subsidiaries are translated at the rates ruling at the balance sheet date. All exchange differences arising on consolidation are dealt with in the exchange fluctuation reserve.

(m) Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed under the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

4 TURNOVER

	1999	1998
	HK$'000	*HK$'000*
Turnover represents the revenue arising from:		
Sales of computer and office equipment	**525,863**	644,861
Telecommunication and paging services	**382,494**	567,115
Technical and maintenance services	**74,539**	73,645
Sale of properties	**3,600**	13,600
Deposits with banks	**8,579**	8,728
Leasing of equipment	**766**	1,966
Renting of premises	**481**	638
Investments and trading of securities	**109,828**	74,262
	1,106,150	1,384,815

5 OPERATING PROFIT EXCLUDING EXCEPTIONAL ITEMS

	1999	1998
	HK$'000	*HK$'000*
Operating profit excluding exceptional items is arrived at after charging:		
Interest on bank loans and overdrafts and other loans wholly repayable within 5 years	**778**	750
Depreciation on fixed assets	**12,244**	15,112
Directors' emoluments		
Fees	**240**	240
Salaries, allowances and benefits in kind	**1,326**	1,361
Contribution to retirement scheme	**58**	54
Bonus	**–**	–
Auditors' remuneration	**1,286**	1,239
Operating lease payments in respect of renting of premises	**57,555**	54,881
Loss on disposal of fixed assets	**675**	678
Exchange loss	**–**	953
and crediting:		
Profit on sale of properties	**2,498**	9,093
Net rental income from properties	**465**	636
Net earnings from leasing of assets other than properties	**410**	771
Dividend income from listed securities	**520**	122
Exchange gain	**652**	–

6 EXCEPTIONAL ITEMS

	1999	1998
	HK$'000	*HK$'000*
Deficit on revaluation of properties	**(3,340)**	(4,254)
Staff redundancy cost	**(3,284)**	–
Exchange loss on devaluation of foreign currencies	**–**	(26,729)
	(6,624)	(30,983)

7 TAXATION

	1999 HK$'000	1998 HK$'000
Current taxation		
Company and subsidiaries		
Hong Kong	**5,205**	11,160
Overseas	**19**	30
Deferred taxation		
Company and subsidiaries		
Hong Kong	**–**	1,095
	5,224	12,285
Current taxation		
Associated company		
Hong Kong	**245**	294
	5,469	12,579

Provision for Hong Kong profits tax is calculated at the rate of 16% (1998 – 16.5%) on the estimated assessable profits less available tax relief for losses brought forward.

Provision for overseas taxation is calculated based on the applicable local legislation on the estimated assessable profits.

Details of the potential deferred tax credit not accounted for in the year are set out in note 15.

8 PROFIT FOR THE YEAR

Of the Group's profit for the year, HK$27,562,000 (1998 – HK$37,823,000) has been dealt with in the profit and loss account of the Company and a profit of HK$764,000 (1998 – HK$841,000) is retained by the associated company.



DIVIDENDS

	1999 HK$'000	1998 HK$'000
Interim dividend paid		
HK$0.01 per share on 828,077,558 shares		
(1998 – HK$0.01 per share on 828,217,558 shares)	**8,281**	8,282
Final dividend proposed		
HK$0.03 per share on 828,077,558 shares		
(1998 – HK$0.03 per share on 828,217,558 shares)	**24,842**	24,847
Additional final dividends for prior year distribution	–	18
	33,123	33,147

Dividend payable will be increased by approximately HK$1,718,000 if all grantees of share options should exercise their rights to subscribe for shares before the closing of register of members for the current year's final dividend.



EARNINGS PER SHARE

Basic earnings per share is calculated based on the earnings for the year of HK$34,072,000 (1998 – HK$45,218,000) and on the weighted average number of ordinary shares of 828,100,462 (1998 – 760,712,007).

Diluted earnings per share is not presented as the exercise price of the outstanding share options is higher than the fair value per share.

The 1998 diluted earnings per share has been re-computed to comply with the SSAP 5 (revised) as follows:

	HK$'000
Earnings for the purposes of calculating diluted earnings per share	45,218
Weighted average number of ordinary shares for the purpose of basic earnings per share	760,712,007
Effect of dilutive potential ordinary shares:	
Share options	763,714
Weighted average number of ordinary shares for the purpose of diluted earnings per share	761,475,721



11 FIXED ASSETS

	Investment properties		Other properties									
	Hong Kong	Other regions of PRC	Hong Kong	Overseas		Other regions of PRC		Transmitters		Furniture, fixtures, office equipment and motor vehicles		
	under medium-term lease	under medium-term lease	under medium-term lease	freehold	under medium-term lease	under long-term lease	under medium-term lease	and telecommunication equipment	Machinery, tools and equipment	for own use	for lease	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$ 000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP												
AT COST OR VALUATION												
At 1st April, 1998	6,700	7,700	1,650	9,072	638	2,520	2,550	40,513	28,131	37,386	2,096	138,956
Additions	-	-	-	-	-	-	-	510	2,853	3,325	175	6,863
Disposals	-	-	-	-	-	-	-	(134)	(774)	(1,269)	(1,522)	(3,699)
Reclassification	(6,700)	-	6,700	-	-	-	-	-	-	-	-	-
Deficit on revaluation	-	(870)	(1,850)	(484)	(251)	(400)	(290)	-	-	-	-	(4,145)
Exchange adjustments	-	-	-	442	81	-	-	-	(5)	120	-	638
At 31st March, 1999	-	6,830	6,500	9,030	468	2,120	2,260	40,889	30,205	39,562	749	138,613
ACCUMULATED DEPRECIATION												
At 1st April, 1998	-	-	-	-	-	-	-	27,708	20,802	24,255	1,463	74,228
Charge for the year	-	-	170	314	126	39	55	2,702	3,223	5,063	552	12,244
Eliminated upon disposal	-	-	-	-	-	-	-	(92)	(481)	(752)	(1,522)	(2,847)
Eliminated on revaluation	-	-	(170)	(314)	(126)	(39)	(55)	-	-	-	-	(704)
Exchange adjustment	-	-	-	-	-	-	-	-	(20)	47	-	27
At 31st March, 1999	-	-	-	-	-	-	-	30,318	23,524	28,613	493	82,948
NET BOOK VALUE												
At 31st March, 1999	-	6,830	6,500	9,030	468	2,120	2,260	10,571	6,681	10,949	256	55,665
At 31st March, 1998	6,700	7,700	1,650	9,072	638	2,520	2,550	12,805	7,329	13,131	633	64,728

THE GROUP

An analysis of the cost and valuation of the Group's fixed assets at 31st March 1999 is as follows:

	Investment properties: Hong Kong, under medium-term lease	Investment properties: Other regions of PRC, under medium-term lease	Other properties: Hong Kong, under medium-term lease	Overseas freehold	Overseas under medium-term lease	Other regions of PRC under long-term lease	Other regions of PRC under medium-term lease	Transmitters and telecommunication equipment	Machinery, tools and equipment	Furniture etc. for own use	Furniture etc. for lease	Total
At cost	-	-	-	-	-	-	-	40,889	30,205	39,562	749	111,405
At 1999 professional valuation	-	6,830	6,500	9,030	468	2,120	2,260	-	-	-	-	27,208
	-	6,830	6,500	9,030	468	2,120	2,260	40,889	30,205	39,562	749	138,613

Notes:

(a) Investment properties were revalued by C. Y. Leung & Company Limited, professional valuers ("C. Y. Leung & Company").

Other properties in Hong Kong were revalued by Knight Frank, international property surveyors and valuers. Other overseas properties were revalued by Messrs Brooke Hillier Parker, chartered surveyors. Other properties in other regions of The People's Republic of China ("PRC") were revalued by C. Y. Leung & Company. Had these properties been carried at cost less accumulated depreciation, the carrying amount as at 31st March, 1999 would have been HK$28,117,000 (1998 – HK$18,494,000).

All properties were revalued on an open market value basis on 31st March, 1999 by independent professional valuers named above.

Deficit on revaluation for investment properties and other properties charged to the profit and loss account amounted to HK$870,000 (1998 – HK$3,066,000) and HK$2,470,000 (1998 – HK$1,188,000).

(b) Gross rental income derived from investment properties during the year amounted to HK$268,000 (1998 – HK$146,000).

12 INTERESTS IN SUBSIDIARIES

	The Company	
	1999	1998
	HK$'000	*HK$'000*
Unlisted shares, at cost less provision	**104,661**	106,258
Amounts due from subsidiaries less provision	**160,060**	208,009
Amounts due to subsidiaries	**(94,626)**	(104,446)
	170,095	209,821

Particulars regarding the principal subsidiaries of the Group are set out on page 51.

The Directors are of the opinion that a complete list of the particulars of all subsidiaries would be of excessive length and therefore, the subsidiaries as set out are those that principally affect the results or assets of the Group.

13 INTEREST IN AN ASSOCIATED COMPANY

	The Group	
	1999	1998
	HK$'000	*HK$'000*
Share of net assets	**8,517**	7,753

The carrying value of the interest in an associated company represents the Group's 41% interest in United O. A. Limited, a private limited liability company incorporated in Hong Kong, the principal activities of which are trading of office automation equipment.



14 NET CURRENT ASSETS

	The Group		The Company	
	1999	1998	**1999**	1998
	HK$'000	HK$'000	**HK$'000**	HK$'000
CURRENT ASSETS				
Inventories *(note a)*	**85,226**	129,201	**–**	–
Properties for sale *(note b)*	**1,135**	2,182	**–**	–
Tax prepaid	**3,640**	–	**343**	225
Debtors, deposits and prepayments	**181,720**	177,776	**1,107**	986
Listed securities *(note c)*				
– Hong Kong	**3,138**	13,002	**–**	–
– Foreign	**2,089**	1,393	**–**	–
Cash and bank balances	**279,087**	207,941	**168,586**	130,004
	556,035	531,495	**170,036**	131,215
CURRENT LIABILITIES				
Dividends proposed	**24,842**	24,847	**24,842**	24,847
Provision for taxation	**1,289**	1,034	**–**	–
Amount due to ultimate holding company	**3,199**	1,549	**3,199**	1,549
Amounts due to customers for contract work *(note d)*	**1,490**	526	**–**	–
Bills and trust receipts payable	**5,655**	2,385	**–**	–
Creditors, deposits and accruals	**135,790**	127,309	**5,368**	2,304
Deferred income	**36,346**	36,604	**–**	–
Unsecured short-term bank loans and overdrafts	**225**	–	**–**	–
	208,836	194,254	**33,409**	28,700
	347,199	337,241	**136,627**	102,515

14 NET CURRENT ASSETS (continued)

Notes:

(a) Inventories

	The Group	
	1999	1998
	HK$'000	*HK$'000*
Inventories held for resale	**78,454**	119,456
Consumable stores	**6,772**	9,745
	85,226	129,201

The cost of inventories recognised as an expense during the year was HK$629,976,000 (1998 – HK$850,958,000). Included above are inventories held for resale of HK$8,631,000 (1998 – HK$4,113,000) which are carried at net realisable value.

(b) Properties for sale

The cost of properties sold during the year was HK$1,047,000 (1998 – HK$4,330,000). All properties for sale are carried at cost.

(c) Listed securities

	The Group	
	1999	1998
	HK$'000	*HK$'000*
Market value of listed securities		
– Hong Kong	**3,138**	13,039
– Foreign	**2,453**	1,393

(d) Amounts due to customers for contract work

	The Group	
	1999	1998
	HK$'000	*HK$'000*
Contracts in progress at the balance sheet date:		
Contract costs incurred	**2,958**	284
Recognised profits less losses	**292**	9
	3,250	293
Progress billings	**(4,740)**	(819)
Due to customers included in current liabilities	**(1,490)**	(526)

At 31st March, 1999, retentions held by customers for contract work amounted to HK$207,000 (1998 – HK$7,000). No Advance payments were received from customers for contract work.

15 DEFERRED TAXATION

	1999 HK$'000	1998 HK$'000
Balance at beginning and end of Year	**1,095**	1,095

Deferred tax were provided for the excess of tax allowances over depreciation charged to the profit and loss account.

At the balance sheet date, the major components of potential deferred tax assets not accounted for in the consolidated financial statements are as follows:

	1999 HK$'000	1998 HK$'000
Excess of depreciation over tax allowances	**2,932**	2,806
Unutilised tax losses	**44,013**	41,922
Other timing differences	**560**	516
	47,505	45,244
Effect of change in tax rate from 16.5% to 16%	**–**	(1,240)
	47,505	44,004

The amount of the unprovided deferred tax (charge) credit for the year is as follows:

	1999 HK$'000	1998 HK$'000
Tax effect of timing differences because of:		
Excess of depreciation over tax allowances	**214**	1,576
Unutilised tax losses	**3,242**	(6,406)
Other timing differences	**45**	(86)
	3,501	(4,916)
Effect of change in tax rate from 16.5% to 16%	**–**	(1,240)
	3,501	(6,156)

15 DEFERRED TAXATION (continued)

Deferred tax has not been accounted for on the surplus or deficit arising on the revaluation of properties as profits or losses arising on the disposal of these assets would not be subject to taxation. Accordingly, the surplus or deficit does not constitute a timing difference for tax purposes.

There is no significant deferred tax for the Company provided or not provided for.

The potential deferred tax assets attributable to unutilised tax losses at 31st March, 1999 of foreign subsidiaries will expire in the following years:

	1999	1998
	HK$'000	*HK$'000*
2002	**8**	9
2003	**10**	11
2005	**10**	11
2006	**2**	–

16 SHARE CAPITAL

	Number of ordinary shares of HK$0.1 each	**Nominal value**
	'000	*HK$'000*
Authorised:		
Balance at beginning of year	900,000	90,000
Additions	300,000	30,000
Balance at end of year	1,200,000	120,000
Issued and fully paid:		
Balance at beginning of year	828,218	82,822
Repurchase of shares	(140)	(14)
Balance at end of year	828,078	82,808



SHARE CAPITAL (continued)

Notes:

(a) Authorised and issued share capital

Pursuant to an ordinary resolution passed on 23rd September, 1998, the Company's authorised share capital was increased from HK$90,000,000 to HK$120,000,000 by the creation of 300,000,000 shares of HK$0.1 each to rank pari passu in all respects with the then existing shares.

During the year, the Company repurchased on The Stock Exchange of Hong Kong Limited a total number of 140,000 shares of HK$0.1 each of the Company, at a price of HK$0.38 per share, giving a total cost of approximately HK$53,000. These shares were subsequently cancelled. The nominal value of the cancelled shares was credited to a capital redemption reserve and the cost paid was charged to the contributed surplus of the Company and retained profits of the Group respectively. The Directors considered that the aforesaid shares were repurchased at a discount to the net asset value per share and, on cancellation, resulted in an increase of the net asset value per share attributable to the shares then in issue.

(b) Share option scheme

A Share Option Scheme for the benefit of the full-time employees of the Company and its subsidiaries was approved and adopted in 1991 under which the directors may invite full-time employees, including executive directors, to take up options to subscribe for an aggregate of not more than 10% of the total number of shares in issue at a subscription price of not less than 80% of the average last dealt prices of the Company's shares on the five business days last preceding the offer date or the nominal value of the Company's shares, whichever is the greater. No option may be exercised earlier than six months or later than three and a half years after it has been accepted and no option may be granted after 6th October, 2001 and to any one person when if exercised in full by that person would result in the total number of shares issued to that person exceeding 25% of the aggregate number of the shares in respect of which options are granted.

Particulars of the share options granted and outstanding are as follows:

	Number of shares issuable under option				
Price per share payable on exercise of option	**Outstanding at beginning of year**	**Granted during the year**	**Exercised during the year**	**Cancelled**	**Outstanding at end of the year**
HK$0.4	1,100,000	–	–	1,100,000	–
HK$0.3376	40,900,000	–	–	–	40,900,000
HK$0.3376	7,300,000	–	–	–	7,300,000
HK$0.392	9,076,000	–	–	–	9,076,000

The consideration payable by each of the grantees for the options granted was HK$1. Exercise of these options in full would, under the present capital structure of the Company, result in the issue of 57,276,000 additional shares of HK$0.10 each and the receipt by the Company of approximately HK$19,830,000 in cash.



RESERVES

	Share premium	Capital reserve	Capital redemption reserve	Other property revaluation reserves	Exchange fluctuation reserve	Retained profits	Total
	HK'000	*HK'000*	*HK'000*	*HK'000*	*HK'000*	*HK'000*	*HK'000*
THE GROUP							
Balance at beginning of year	234,027	171	–	526	(144)	91,009	325,589
Repurchase of shares	–	–	14	–	–	(53)	(39)
Deficit on revaluation of properties	–	–	–	(101)	–	–	(101)
Surplus on translation of financial statements of foreign subsidiaries	–	–	–	–	853	–	853
Retained profit for the year	–	–	–	–	–	949	949
Balance at end of year	234,027	171	14	425	709	91,905	327,251

Reserves of the Group at the balance sheet date includes the Group's share of the post-acquisition profit retained in an associated company amounting to HK$2,367,000 (1998: HK$1,603,000).

	Share premium	Contributed surplus	Capital redemption reserve	Retained profits	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE COMPANY					
Balance at beginning of year	215,967	6,279	–	7,268	229,514
Repurchase of shares	–	(53)	14	–	(39)
Profit for the year	–	–	–	27,562	27,562
Dividends *(note 9)*	–	–	–	(33,123)	(33,123)
Balance at end of year	215,967	6,226	14	1,707	223,914

Contributed surplus represents the difference between the value of net assets of subsidiaries acquired and the nominal amount of the Company's shares issued for their acquisition. Under the Companies Act of 1981 of Bermuda (as amended), the contributed surplus of the Company is distributable to shareholders.

As at 31st March 1999, the Company's reserves available for distribution to shareholders amounted to HK$7,933,000 (1998: HK$13,547,000).

18 RECONCILIATION OF PROFIT BEFORE TAXATION TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	1999 HK$'000	1998 HK$'000
Profit before taxation	**39,541**	57,797
Share of profit of an associated company	**(1,773)**	(1,944)
Interest income	**(8,579)**	(8,728)
Interest expenses	**778**	750
Dividend income from listed securities	**(520)**	(122)
	(10,094)	(10,044)
Operating profit before interest, dividend and taxation	**29,447**	47,753
Depreciation	**12,244**	15,112
Exchange loss on devaluation of foreign currencies	**–**	26,729
Deficit on revaluation of properties	**3,340**	4,254
Loss on disposal of fixed assets	**675**	678
Loss on disposal of a subsidiary	**–**	14
Loss on trading of investments and securities	**2,259**	2,085
Fixed assets disposed of/written off for discontinued operations	**–**	38
Decrease in properties for sale	**1,047**	4,330
Decrease in inventories	**45,228**	49,613
Decrease in amount due from fellow subsidiaries	**–**	837
(Increase) decrease in debtors, deposits and prepayments	**(3,087)**	48,391
Increase (Decrease) in bills and trust receipts payable	**3,151**	(45,925)
Increase (Decrease) in creditors, deposits and accruals	**8,055**	(60,005)
Increase in amount due to customers for contract work	**964**	283
(Decrease) increase in deferred income	**(258)**	8,367
Exchange difference	**(1,497)**	(682)
	72,121	54,119
Net cash inflow from operating activities	**101,568**	101,872

19 ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

	Share capital and premium	Minority interests	Amount due to ultimate holding company	Retained profit	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Financing at beginning of year	316,849	216	1,549	91,009	409,623
Net cash inflow (outflow) from financing	–	–	1,650	(53)	1,597
Retained profit for the year	–	–	–	949	949
Repurchase of shares	(14)	–	–	–	(14)
Effect of changes in exchange rates	–	11	–	–	11
Financing at end of year	316,835	227	3,199	91,905	412,166

20 ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS

	1999	1998
	HK$'000	*HK$'000*
Cash and bank balances	**279,087**	207,941
Bank loans and overdrafts	**(225)**	–
	278,862	207,941

Cash equivalents represent short-term highly liquid investments which are readily convertible into known amounts of cash and which were within three months of maturity when acquired, less advances from banks repayable within three months from the date of the advance.

21 EMOLUMENTS OF DIRECTORS AND SENIOR MANAGEMENT

Details of the emoluments paid to the Directors of the Group are set out in note (5).

Except for the directors' fees of HK$240,000 (1998 – HK$240,000) paid to the Independent Non-Executive Directors, no other emoluments were paid to the Independent Non-Executive Directors and Non-Executive Director during the two years ended 31st March, 1999.

The emoluments of the Directors fall within the following bands:

Bands	Number of individuals 1999	1998
HK$0 – HK$1,000,000	**9**	9
HK$1,000,001 – HK$1,500,000	**1**	1

The five highest paid individuals included one (1998 – one) director whose emoluments are disclosed above.

The total emoluments of the other four (1998 – four) highest paid individuals were as follows:

	1999 *HK$'000*	1998 *HK$'000*
Salaries, allowances and benefits in kind	**3,470**	3,335
Contributions to retirement schemes	**200**	174
Benefits from share options exercised	**–**	246
Bonus	**–**	210
	3,670	3,965

The emoluments of the four (1998 – four) highest paid individuals fall within the following bands:

Bands	Number of individuals 1999	1998
HK$0 – HK$1,000,000	**3**	2
HK$1,000,001 – HK$1,500,000	**1**	2

22 CHARGES ON ASSETS

As at the balance sheet date, the Group's certain overseas freehold properties with an aggregate carrying value of HK$8,337,000 (1998 – HK$8,300,000) were pledged to secure the general banking facilities granted to the Group.

23 COMMITMENTS AND CONTINGENT LIABILITIES

At the balance sheet date, there were

(a) contingent liabilities in respect of:

(i) guarantees issued by the Company for banking facilities extended to its subsidiaries amounting to HK$53,990,000 (1998 – HK$26,072,000).

(ii) other guarantees issued by the Company for performance under contracts and rendering of services to the subsidiaries amounting to HK$16,500,000 (1998 – HK$2,000,000).

(b) annual commitments under non-cancellable operating leases payable within the next year in respect of renting of premises which expire:

	The Group		The Company	
	1999	1998	**1999**	1998
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Within one year	**9,130**	10,115	**–**	42
In the second to fifth years inclusive	**22,078**	30,819	**3,051**	2,890
	31,208	40,934	**3,051**	2,932

(c) the Group had contigent liabilities for long service payments to employees who have completed the required number of years of service and under the Employment Ordinance to be eligible for long service payments on termination of their employment under certain circumstances amounting to approximately HK$7,191,000 (1998 – HK$6,313,000).

24 RELATED PARTIES TRANSACTIONS

Chevalier International Holdings Limited ("CIHL") and its associated company, Chevalier Development International Limited ("CDIL"), and their respective subsidiaries, associated companies and jointly controlled entities are regards as related parties for the purpose of SSAP 20. Details of the material transactions with these companies are as follows:

(a) On 28th March, 1998, the Company entered into a management agreement with Chevalier (HK) Limited ("CHKL"), a fellow subsidiary wholly-owned by CIHL, for the provision of company secretarial, accounting, electronic data processing, personnel and property management services by CHKL to the Group in respect of the year ended 31st March, 1999 at a management fee calculated at the rate of 0.5% of the annual turnover of the Group excluding those of its overseas subsidiaries. Management fees paid to CHKL under this agreement amounted to approximately HK$4,870,000 for the year ended 31st March, 1999 (1998 – HK$6,433,000). The management agreement had been renewed for a further term of one year.

(b) During the year, the Group paid rentals determined with reference to market rates amounting to approximately HK$12,592,000 (1998 – HK$14,243,000) to wholly-owned subsidiaries of CDIL group for the use of CDIL group's premises by the Group.

(c) During the year, the Group paid rentals and delivery charges amounting to approximately HK$7,502,000 (1998 – HK$8,125,000) and HK$3,598,000 (1998 – HK$3,696,000) respectively to a wholly-owned subsidiary of CIHL Group to cover its cost for services provided to the Group.

Apart from the above, the Company obtained advances from/repayments to its ultimate holding company during the year. The balance is unsecured, non-interest bearing and without fixed terms of repayment and the amount outstanding at 31st March, 1999 is disclosed in note 14.

PRINCIPAL SUBSIDIARIES

Name of Company	Place or country of incorporation/ operation	Class of shares	Issued and paid up capital	No. of shares	Effective percentage of issued share capital held	Principal activities
Directly held by the Company						
Chevalier (OA) Holdings Limited	Hong Kong	Ordinary	HK$31,600,000	316,000,000	100	Investment holding
Chevalier OA (S) Pte. Limited	Singapore	Ordinary	S$500,000	500,000	100	Trading of office equipment
Chevalier OA (Thailand) Company Limited *	Thailand	Ordinary Preference	BAHT3,980,000 BAHT1,020,000	39,800 10,200	100 47	Trading of computer and office equipment
Chevalier Technologies (Malaysia) Sdn. Bhd.	Malaysia	Ordinary	RM300,000	300,000	100	Trading of office equipment
Chevalier Telecom (Thailand) Company Limited	Thailand	Ordinary	BAHT5,000,000	50,000	100	Trading of telecommunication equipment
Sup Aswin Limited	Thailand	Ordinary	BAHT15,000,000	150,000	100	Property investment
Indirectly held by subsidiary						
Chevalier (Business Machines) Limited	Hong Kong	Ordinary	HK$2	2	100	Trading of office equipment
Chevalier (Computer) Limited	Hong Kong	Ordinary	HK$100,000	100,000	100	Trading and servicing of computer system and equipment
Chevalier (Internet) Limited	Hong Kong	Ordinary	HK$2	2	100	Internet services
Chevalier OA (China) Limited	Hong Kong	Ordinary	HK$2	2	100	Trading of computer and office equipment
Chevalier OA (Indochine) Limited	Hong Kong	Ordinary	HK$2	2	100	Trading of office equipment
Chevalier (OA) Limited	Hong Kong	Ordinary	HK$100,000	100,000	100	Trading of computer and office equipment
Chevalier (OA) Services Limited	Hong Kong	Ordinary	HK$2	2	100	Maintenance services
Chevalier Office Automation Services (Shenzhen) Company Limited	The People's Republic of China	Not applicable	HK$1,800,000	Not applicable	100	Maintenance services
Chevalier (Paging Services) Limited	Hong Kong	Ordinary	HK$2	2	100	Paging services
Chevalier (Satellink) Limited	Hong Kong	Ordinary	HK$2	2	100	Installation of satellite antennae
Chevalier Shop Limited	Hong Kong	Ordinary	HK$2	2	100	Trading of telecommunication equipment
Chevalier (TelePoint) Limited	Hong Kong	Ordinary	HK$200,000,000	200,000,000	100	Trading and telecommunication services
Lucky Fine Limited	Hong Kong	Ordinary	HK$2	2	100	Property investment and share dealing

* Every four preference shares of this company carry one vote and all such shares have no right to participate in the distribution of surplus assets in case of winding-up or profits in excess of 10% for any one financial year.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Shareholders of the Company will be held at 22/F., Chevalier Commercial Centre, 8 Wang Hoi Road, Kowloon Bay, Hong Kong on Thursday, 23rd September, 1999 at 10:15 a.m. for the following purposes:

As Ordinary Business

1. To receive and consider the audited financial statements and the Reports of the Directors and Auditors for the year ended 31st March, 1999.
2. To declare a final dividend.
3. To re-elect retiring Directors and authorize the Board of Directors to fix their remuneration.
4. To re-appoint Auditors and authorize the Board of Directors to fix their remuneration.

And As Special Business to consider and, if thought fit, pass with or without modification the following resolutions as Ordinary Resolutions:

5. "**THAT**:

   (a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements, warrants and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) shall authorize the Directors of the Company during the Relevant Period to make or grant offers, agreements, warrants and options which might require the exercise of such powers after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of rights of subscription or conversion under the terms of any warrant or other securities issued by the Company carrying a right to subscribe for shares of the Company or (iii) the exercise of subscription rights under any share option scheme of the Company or (iv) an issue of shares as scrip dividends pursuant to the Bye-Laws of the Company from time to time, shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

   (d) for the purposes of this Resolution and the Resolution 6:

   "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

   (i) the conclusion of the next Annual General Meeting of the Company;

   (ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable law of Bermuda to be held; and

   (iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in General Meeting.

   "Rights Issue" means the allotment, issue or grant of shares pursuant to an offer (open for a period fixed by the Directors of the Company) made to shareholders or any class thereof on the Register of Members of the Company on a fixed record date pro rata to their then holdings of such shares or class thereof (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements of having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong)."

6. "**THAT**:

   (a) subject to paragraph (b) below, the exercise by the Directors of the Company during the Relevant Period (as defined in Resolution 5(d) above) all powers of the Company to repurchase its shares in the capital of the Company and warrants to subscribe for shares in the capital of the Company, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved; and

   (b) the aggregate nominal amount of shares to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on the date of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly."

7. "**THAT** the general mandate granted to the Directors of the Company to allot, issue and deal with additional shares pursuant to Ordinary Resolution set out in Resolution 5 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such general mandate the aggregate nominal amount of share in the capital of the Company, repurchased by the Company under the authority granted pursuant to Ordinary Resolution set out in Resolution 6, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of this Resolution."

8. **As Special Business**, to consider and, if thought fit, pass with or without modification, the following resolution as a Special Resolution:

   "**THAT** the name of the Company be changed to Chevalier iTech Holdings Limited 其士科技控股有限公司* subject to the approval of the Registrar of Companies in Bermuda and Registrar of Companies in Hong Kong."

By Order of the Board
KAN Ka Hon
Company Secretary

Hong Kong, 27th August, 1999

Notes:

(a) A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or more proxies to attend and, in the event of a poll, to vote in his stead. A proxy need not be a member of the Company.

(b) In order to be valid, a form of proxy, together with the power of attorney or other authority (if any), must be deposited at the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED of 5/F., Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting.

(c) The Register of Members of the Company will be closed from Friday, 17th September, 1999 to Thursday, 23rd September, 1999, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's Branch Share Registrars in Hong Kong, STANDARD REGISTRARS LIMITED not later than 4:00 p.m. on Thursday, 16th September, 1999.

* *For identification purposes only*